EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 526/2006

November 10, 2006

RECEIVED
NOV 2 9 2006
185
PROCESSING SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

06018891

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
DEC 0 4 2006
THOMSON
FINANCIAL

Yours sincerely,

Adit Laixuthai
NOV 10, 06

dlw 11/30

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim financial statements

and

Review report of Certified Public Accountant

For the three-month and the nine-month periods ended

30 September 2006 and 2005

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at 30 September 2006 and the consolidated statements of income for the three-month and nine-month periods ended 30 September 2006 and 2005, changes in shareholders' equity and cash flows for the nine-month periods then ended. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at 30 September 2006 and the statements of income for the three-month and nine-month periods ended 30 September 2006 and 2005, changes in shareholders' equity and cash flows for the nine-month periods then ended. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended 31 December 2005 and for the six-month period ended 30 June 2006, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same periods in accordance with generally accepted auditing standards and expressed unqualified opinions on those statements in my reports dated 21 February 2006 and 23 August 2006, respectively. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at 31 December 2005, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

S. Singhasaneh.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
10 November 2006

mw

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2006 (Unaudited)	31 December 2005 (Audited)	30 September 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS					
Cash		14,646,282	14,912,704	14,645,811	14,912,319
Interbank and money market items	14				
Domestic items					
Interest bearing		2,298,090	4,925,528	2,253,983	4,829,743
Non-interest bearing		3,184,950	1,709,244	3,260,996	1,744,585
Foreign items					
Interest bearing		75,721,359	58,794,848	75,721,359	58,794,848
Non-interest bearing		1,152,038	498,990	1,152,038	498,990
Total Interbank and Money Market Items - net		82,356,437	65,928,610	82,388,376	65,868,166
Securities purchased under resale agreements		30,560,000	9,500,000	30,560,000	9,500,000
Investments	5, 14				
Current investments - net		52,271,292	50,105,261	51,819,037	49,410,702
Long-term investments - net		48,588,215	49,009,071	47,348,344	47,688,866
Investments in subsidiaries and associated companies - net		445,144	450,332	9,494,330	8,967,037
Total Investments - net		101,304,651	99,564,664	108,661,711	106,066,605
Loans and accrued interest receivables	6, 7				
Loans		654,028,741	626,946,286	648,659,719	621,090,153
Accrued interest receivables		1,952,175	1,745,359	1,657,716	1,318,943
Total Loans and Accrued Interest Receivables		655,980,916	628,691,645	650,317,435	622,409,096
Less Allowance for doubtful accounts	8	(33,276,728)	(34,767,313)	(26,380,501)	(26,721,376)
Less Revaluation allowance for debt restructuring	9	(2,986,626)	(2,671,805)	(2,933,650)	(2,354,976)
Total Loans and Accrued Interest Receivables - net		619,717,562	591,252,527	621,003,284	593,332,744
Properties foreclosed - net		16,768,747	17,462,673	11,832,424	12,603,188
Customers' liability under acceptances		549,634	857,411	549,634	857,411
Premises and equipment - net		22,087,275	21,440,593	21,463,676	20,807,158
Intangible assets - net		5,236,281	4,900,016	3,849,788	3,403,864
Derivative revaluation		6,485,486	3,278,461	6,485,486	3,278,461
Other assets - net		8,746,268	8,210,907	7,383,663	7,069,634
Total Assets		908,458,623	837,308,566	908,823,853	837,699,550

The accompanying notes are an integral part of these financial statements.

m W

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2006 (Unaudited)	31 December 2005 (Audited)	30 September 2006 (Unaudited)	31 December 2005 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits					
Deposits in baht		725,286,958	686,611,736	725,778,043	687,741,854
Deposits in foreign currencies		4,922,032	3,725,484	4,922,032	3,725,484
Total Deposits		730,208,990	690,337,220	730,700,075	691,467,338
Interbank and money market items					
Domestic items					
Interest bearing		17,256,521	14,757,347	17,626,521	14,498,381
Non-interest bearing		2,204,716	2,493,462	2,204,716	2,493,462
Foreign items					
Interest bearing		30,726	151,826	30,726	151,826
Non-interest bearing		182,513	290,142	182,513	290,142
Total Interbank and Money Market Items		19,674,476	17,692,777	20,044,476	17,433,811
Liability payable on demand		5,819,708	5,904,217	5,819,708	5,904,217
Borrowings					
Short-term borrowings		27,745,000	6,815,600	27,850,000	6,815,600
Long-term borrowings		19,470,766	20,170,374	19,470,766	20,170,374
Total Borrowings		47,215,766	26,985,974	47,320,766	26,985,974
Bank's liability under acceptances		549,634	857,411	549,634	857,411
Derivative revaluation		3,975,889	3,034,382	3,975,889	3,034,382
Other liabilities		15,969,744	14,380,984	15,368,911	13,902,324
Total Liabilities		823,414,207	759,192,965	823,779,459	759,585,457

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated 30 September 2006 (Unaudited)	Consolidated 31 December 2005 (Audited)	The Bank 30 September 2006 (Unaudited)	The Bank 31 December 2005 (Audited)
		Thousand Baht			
Shareholders' equity					
Share capital	11				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,381,941,133 ordinary shares, Baht 10 par value		23,819,411		23,819,411	
2,373,293,667 ordinary shares, Baht 10 par value			23,732,937		23,732,937
Premium on ordinary shares		17,900,062	17,737,192	17,900,062	17,737,192
Appraisal surplus on asset revaluation		9,917,985	10,024,386	9,917,985	10,024,386
Revaluation surplus (deficit) on investments	5	83,818	(529,067)	83,818	(529,067)
Retained earnings					
Appropriated					
Legal reserve		1,470,000	1,470,000	1,470,000	1,470,000
Unappropriated		31,853,118	25,678,645	31,853,118	25,678,645
		85,044,394	78,114,093	85,044,394	78,114,093
Minority interests		22	1,508	-	-
Total Shareholders' Equity		85,044,416	78,115,601	85,044,394	78,114,093
Total Liabilities and Shareholders' Equity		908,458,623	837,308,566	908,823,853	837,699,550
Off-balance sheet items - contingencies	15				
Aval to bills and guarantees of loans		648,243	747,376	648,243	747,376
Liability under unmatured import bills		5,054,309	5,546,381	5,054,309	5,546,381
Letters of credit		17,269,981	13,627,411	17,269,981	13,627,411
Other contingencies		1,046,330,614	829,778,731	1,046,159,091	829,643,286

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
Interest and dividend income					
Loans		10,973,483	7,891,246	11,088,762	7,779,528
Interbank and money market items		970,928	651,048	969,764	651,359
Hire purchase and financial lease		137,810	4,031	-	-
Investments		1,062,188	866,021	1,055,633	858,973
Total Interest and Dividend Income		13,144,409	9,412,346	13,114,159	9,289,860
Interest expense					
Deposits		3,961,694	1,339,409	3,962,765	1,340,000
Interbank and money market items		125,996	96,202	131,919	74,579
Short-term borrowings		274,748	20,356	275,242	20,356
Long-term borrowings		269,219	283,578	269,219	283,578
Total Interest Expense		4,631,657	1,739,545	4,639,145	1,718,513
Net income from interest and dividends		8,512,752	7,672,801	8,475,014	7,571,347
Bad debt and doubtful accounts (reversal)		(425,686)	515,432	(372,036)	598,918
Loss on debt restructuring		1,883,657	742,981	1,820,789	676,250
Net income from interest and dividends after bad debt and doubtful accounts (reversal)					
and loss on debt restructuring		7,054,781	6,414,388	7,026,261	6,296,179
Non-interest income					
Gain on investments	5	69,292	46,577	75,222	57,710
Share of profit from investments on equity method		73,493	28,091	35,793	228,944
Fees and service income					
Acceptances, aval and guarantees		215,718	195,054	215,718	195,054
Others		2,522,939	2,168,131	2,262,683	1,971,786
Gain on exchanges		552,041	392,205	552,041	392,205
Other income		306,724	425,552	294,159	289,346
Total Non-interest Income		3,740,207	3,255,610	3,435,616	3,135,045
Non-interest expenses					
Personnel expenses		2,070,069	2,374,528	1,927,261	2,268,175
Premises and equipment expenses		1,307,575	1,056,100	1,266,893	1,024,447
Taxes and duties		558,875	406,057	548,685	394,961
Fees and service expenses		704,704	515,192	671,230	508,020
Directors' remuneration		22,920	13,672	21,420	12,082
Contributions to Financial Institutions Development Fund		689,132	701,304	689,132	701,304
Other expenses		1,023,585	417,384	951,342	392,886
Total Non-interest Expenses		6,376,860	5,484,237	6,075,963	5,301,875
Income before income tax		4,418,128	4,185,761	4,385,914	4,129,349
Income tax expense		1,342,590	589,368	1,310,373	551,361
Net income before minority interests		3,075,538	3,596,393	3,075,541	3,577,988
Loss (income) of minority interests		3	(18,405)	-	-
Net income		3,075,541	3,577,988	3,075,541	3,577,988
Basic earnings per share (Baht)	11	1.29	1.51	1.29	1.51
Weighted average number of ordinary shares (shares)	11	2,381,897,783	2,372,331,553	2,381,897,783	2,372,331,553

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005
(Unaudited)

Thousand Baht

		Consolidated							
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Minority Interests	Total
Beginning balance as of 31 December 2004		23,636,245	17,555,259	8,762,355	951,996	770,000	14,671,782	318,019	66,665,656
Appraisal surplus on asset revaluation		-	-	1,298,077	-	-	110,860	-	1,408,937
Revaluation deficit on investments		-	-	-	(1,158,590)	-	-	-	(1,158,590)
Net gain (loss) not recognised in the statement of income		-	-	1,298,077	(1,158,590)	-	110,860	-	250,347
Ordinary shares		89,186	-	-	-	-	-	-	89,186
Premium on ordinary shares		-	168,558	-	-	-	-	-	168,558
Increase in shareholding in subsidiary company		-	-	-	-	-	-	(577)	(577)
Net income		-	-	-	-	-	11,269,770	52,065	11,321,835
Dividend paid	13	-	-	-	-	-	(2,369,894)	(59,598)	(2,429,492)
Ending balance as of 30 September 2005		23,725,431	17,723,817	10,060,432	(206,594)	770,000	23,682,518	309,909	76,065,513
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,645	1,508	78,115,601
Appraisal surplus on asset revaluation		-	-	(106,401)	-	-	106,401	-	-
Revaluation surplus on investments		-	-	-	612,885	-	-	-	612,885
Net gain (loss) not recognised in the statement of income		-	-	(106,401)	612,885	-	106,401	-	612,885
Ordinary shares		86,474	-	-	-	-	-	-	86,474
Premium on ordinary shares		-	162,870	-	-	-	-	-	162,870
Increase in shareholding in subsidiary company		-	-	-	-	-	-	(62)	(62)
Net income (loss)		-	-	-	-	-	10,235,527	(1,424)	10,234,103
Dividend paid	13	-	-	-	-	-	(4,167,455)	-	(4,167,455)
Ending balance as of 30 September 2006		23,819,411	17,900,062	9,917,985	83,818	1,470,000	31,853,118	22	85,044,416

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unaudited)

		Thousand Baht						
		The Bank						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total
Beginning balance as of 31 December 2004		23,636,245	17,555,259	8,762,355	951,996	770,000	14,671,782	66,347,637
Appraisal surplus on asset revaluation		-	-	1,298,077	-	-	110,860	1,408,937
Revaluation deficit on investments		-	-	-	(1,158,590)	-	-	(1,158,590)
Net gain (loss) not recognised in the statement of income		-	-	1,298,077	(1,158,590)	-	110,860	250,347
Ordinary shares		89,186	-	-	-	-	-	89,186
Premium on ordinary shares		-	168,558	-	-	-	-	168,558
Net income		-	-	-	-	-	11,269,770	11,269,770
Dividend paid	13	-	-	-	-	-	(2,369,894)	(2,369,894)
Ending balance as of 30 September 2005		23,725,431	17,723,817	10,060,432	(206,594)	770,000	23,682,518	75,755,604
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,645	78,114,093
Appraisal surplus on asset revaluation		-	-	(106,401)	-	-	106,401	-
Revaluation surplus on investments		-	-	-	612,885	-	-	612,885
Net gain (loss) not recognised in the statement of income		-	-	(106,401)	612,885	-	106,401	612,885
Ordinary shares		86,474	-	-	-	-	-	86,474
Premium on ordinary shares		-	162,870	-	-	-	-	162,870
Net income		-	-	-	-	-	10,235,527	10,235,527
Dividend paid	13	-	-	-	-	-	(4,167,455)	(4,167,455)
Ending balance as of 30 September 2006		23,819,411	17,900,062	9,917,985	83,818	1,470,000	31,853,118	85,044,394

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unaudited)

	Thousand Baht			
	Consolidated		The Bank	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	10,235,527	11,269,770	10,235,527	11,269,770
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,244,118	1,227,851	1,165,186	1,166,046
Bad debt and doubtful accounts	823,063	360,755	1,131,089	829,578
Loss on debt restructuring	2,999,481	1,832,884	2,717,937	1,371,289
Interest income from amortization of revaluation allowance for debt restructuring	(103,012)	(325,383)	(58,116)	(46,847)
(Gain) loss on foreign exchange translation of long-term loans	(702,484)	384,605	(702,484)	384,605
Loss on revaluation of investments	78,419	12,932	77,804	12,932
Reversal of loss on impairment of investments	(264,315)	(208,855)	(260,972)	(220,614)
Amortization of goodwill	107,691	32,656	-	-
Loss (gain) on disposal of securities for investment	55,066	(234,883)	82,595	(138,421)
Premium amortization on debt instruments	171,813	1,060,215	180,114	1,073,436
Loss on impairment of investments in receivables (reversal)	21,158	28,080	(5,845)	28,080
Loss on impairment of properties foreclosed	510,198	88,100	438,437	6,865
Reversal of loss on impairment of other assets	(91,772)	(122,056)	(85,650)	(96,726)
Reversal of loss on impairment of intangible assets	-	(121,174)	-	(121,174)
Gain on disposal of premises and equipment	(1,390)	(8,213)	(2,325)	(8,245)
Reversal of loss on impairment of premises and equipment	-	(1,416)	-	(1,416)
Reversal of loss on revaluation of premises and equipment	(2,228)	(114,875)	-	(114,873)
Loss on transfer of financial assets	6,685	-	-	-
Share of (profit) loss from investments held on equity method	(138,492)	48,778	(248,301)	(372,280)
Dividend income from subsidiaries and associated companies	121,194	38,390	388,935	190,837
Amortization of discount on debentures	2,876	3,021	2,876	3,021
(Increase) decrease in accrued interest receivables	(206,816)	689,412	(338,773)	22,716
(Increase) decrease in other accrued income	(387,547)	140,222	(393,325)	166,893
Increase in accrued interest payables	2,246,372	385,225	2,253,434	384,360
Increase in other accrued expenses	34,570	1,110,307	101,771	1,039,678
Increase in other reserves	208,119	177,061	207,786	177,061
(Loss) income of minority interests	(1,424)	52,065	-	-
Net income from operations before changes in operating assets and liabilities	16,966,870	17,805,474	16,887,700	17,006,571
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(16,398,235)	(7,911,446)	(16,490,617)	(7,995,220)
Securities purchased under resale agreements	(21,060,000)	9,680,000	(21,060,000)	9,680,000
Investment for trading	(11,268,618)	346,748	(11,188,053)	346,748
Loans	(32,247,756)	(36,449,535)	(30,910,657)	(32,003,589)
Properties foreclosed	3,063,259	2,399,304	2,598,729	1,898,724
Other assets	(3,422,740)	(215,130)	(3,192,435)	1,172,501

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
		2006	2005	2006	2005
Increase (decrease) in operating liabilities					
Deposits		39,871,770	(3,191,922)	39,232,737	(3,042,045)
Interbank and money market items (liabilities)		1,981,699	8,057,050	2,610,665	7,978,699
Liabilities payable on demand		(84,508)	(1,434,619)	(84,508)	(1,434,619)
Short-term borrowing		20,929,400	(3,343,000)	21,034,400	(3,343,000)
Other liabilities		327,950	4,202,994	128,622	3,238,543
Net Cash Used in Operating Activities		(1,340,909)	(10,054,082)	(433,417)	(6,496,687)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		66,296,779	35,154,637	66,244,615	34,945,641
Proceeds from redemption of held to maturity debt instruments		20,681,803	7,498,024	19,646,803	2,715,024
Proceeds from disposal of general investments		338,804	133,256	337,477	122,763
Proceeds from redemption of share capital of subsidiaries		-	-	35,000	464,440
Purchase of available for sale investments		(76,585,276)	(22,616,959)	(76,572,040)	(22,614,897)
Proceeds from collection of investments in receivables		134,174	53,628	39,094	41,638
Purchase of held to maturity debt instruments		(3,201,290)	(6,496,437)	(2,332,137)	(2,509,241)
Purchase of general investments		(71,130)	(496,465)	(71,130)	(485,554)
Purchase of investments in subsidiaries		(4,300)	-	(694,300)	(5,755)
Purchase of investments in receivables		-	-	-	(3,214,980)
Proceeds from disposal of premises and equipment		5,559	11,234	5,597	10,451
Purchase of premises and equipment		(1,468,764)	(897,368)	(1,430,833)	(770,101)
Purchase of intangible assets		(1,133,761)	(614,375)	(1,123,126)	(587,405)
Net Cash Provided by Investing Activities		4,992,598	11,729,175	4,085,020	8,112,024
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in capital		86,474	89,186	86,474	89,186
Increase in premium on share capital		162,870	168,558	162,870	168,558
Payment of dividend		(4,167,455)	(2,369,894)	(4,167,455)	(2,369,894)
Dividend paid to minority interests		-	(59,598)	-	-
Net Cash Used in Financing Activities		(3,918,111)	(2,171,748)	(3,918,111)	(2,112,150)
Net decrease in cash and cash equivalents		(266,422)	(496,655)	(266,508)	(496,813)
Cash and cash equivalents at beginning of the period	4	14,912,704	13,536,067	14,912,319	13,535,831
Cash and cash equivalents at end of the period	4	14,646,282	13,039,412	14,645,811	13,039,018
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the period					
Interest expense		7,989,154	4,737,484	9,345,555	4,714,278
Income tax		4,198,600	2,529,267	4,045,078	2,402,051

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005 (UNAUDITED) AND FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

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KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005 (UNAUDITED) AND FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a public registered company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of 30 September 2006 and 31 December 2005, the Bank had a total staff of 10,986 and 10,303 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended 31 December 2005.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting standards in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which from the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.2 The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

2.3 The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	30 September 2006	31 December 2005	30 September 2005
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC") *	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	99.99	99.99	99.99
Kasikorn Research Center Co., Ltd. ("KResearch") **	99.99	99.99	99.99
Kasikorn Leasing Co., Ltd. ("KLeasing") **	99.99	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.98	99.98
Kasikorn Asset Management Co., Ltd. ("KAsset")	99.99	99.99	71.42

* The financial statements of Ploy – AMC has been excluded in the consolidated financial statements since the first quarter of 2006 onwards.

** The financial statements of KResearch and KLeasing have been included in the consolidated financial statements since the second quarter of 2005.

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the BoT on 13 October 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on 30 September 1999, was approved by the BoT on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated 29 September 1999. Under this MOU, the management of substandard assets had to be completed by 31 December 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On 29 April 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF share of the profit arising from the revaluation of assets on 31 December 2004 amounting to Baht 180 million and interest on such profit calculated from 1 January 2005 to 28 April 2005 amounting to Baht 1 million, totaling Baht 181 million, in accordance with the conditions set forth in the MOU. Since the first quarter of 2006, the financial statements of Ploy - AMC has been excluded in the consolidated financial statements as it was registered its discontinuance of operations with the Ministry of Commerce on 30 June 2005 and in the process of the liquidation. Moreover, there is no material outstanding balances or transactions to affect to the Bank's financial statements.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide services in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 2,7 , Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited is a company, which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking.

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Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management. In December 2005, the Bank acquired the shares of this company, resulting in shareholding increase from 71.42% to 99.99%.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Bank are accounted for using the equity method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss recognized in the statement of income.

Investments in debt instruments the Bank and subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at less amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as available-for-sale investments and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are disposed, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognised in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.3 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.4 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit

risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

With reference to BoT's regulations, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due. Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

Before the third quarter of 2005 the Bank made a doubtful accounts provision at the rate of 0.5% of total loans per quarter. Since the third quarter of 2005, the Bank no longer considered this provisioning policy necessary and transferred the amount previously provided to the allowance for doubtful accounts.

3.5 Troubled debt restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.6 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.7 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of

the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases under which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.8 Intangible assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.9 Impairment

The carrying amount of the Bank and subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.10 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.11 Provisions

A provision is recognised in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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A provision for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and Letters of credit, etc. A provision is recognized when the transactions related to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provision have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.12 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   - Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.
   - Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as the hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the statement of income and included as part of gain on exchange.

3.13 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognise an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.14 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized as accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment.

The Lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.15 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.16 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.17 Basic earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statement of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for the nine-month periods ended 30 September as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Revaluation surplus (deficit) on investments	613	(1,159)

For the nine-month periods ended 30 September 2006 and 2005, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 106 million and Baht 111 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the nine-month periods ended 30 September 2006 and 2005, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 459 million and Baht 640 million, respectively on a consolidated basis and Baht 370 million and Baht 470 million, respectively for the Bank only.

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	30 September 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	12,141	3	(4)	12,140
1.1.2 Private enterprise debt instruments	1	-	-	1
1.1.3 Marketable equity securities - domestic	240	7	-	247
Total	12,382	10	(4)	12,388
Add Allowance for revaluation	6			-
Total	12,388			12,388
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	21,241	398	(351)	21,288
1.2.2 Private enterprise debt instruments	200	-	(2)	198
1.2.3 Foreign debt instruments	12,908	4	(17)	12,895
1.2.4 Marketable equity securities - domestic	1,023	165	(603)	585
Total	35,372	567	(973)	34,966
Add Allowance for revaluation	79			-
Less Allowance for impairment	(485)			-
Total	34,966			34,966
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	3,324	18	(13)	3,329
1.3.2 Foreign debt instruments	1,594	2	(2)	1,594
Total	4,918	20	(15)	4,923
Total Current Investments - net	52,272			52,277

(Million Baht)

	Consolidated			
	30 September 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,257	64	(159)	21,162
2.1.2 Private enterprise debt instruments	1,460	15	(24)	1,451
2.1.3 Foreign debt instruments	10,058	10	(67)	10,001
2.1.4 Marketable equity securities - domestic	85	167	-	252
2.1.5 Others	15	-	-	15
Total	32,875	256	(250)	32,881
Add Allowance for revaluation	6			-
Total	32,881			32,881
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,336	16	(123)	8,229
2.2.2 Private enterprises debt instruments	1,566	4	(589)	981
2.2.3 Foreign debt instruments	2,515	-	-	2,515
Total	12,417	20	(712)	11,725
Less Allowance for impairment	(586)			-
Total	11,831			11,725
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,703	-	(598)	2,105
2.3.2 Non-marketable equity securities -overseas	437	-	(312)	125
2.3.3 Investments in receivables	1,935	-	(289)	1,646
Total	5,075	-	(1,199)	3,876
Less Allowance for impairment	(1,199)			-
Total	3,876			3,876
Total Long-term Investments - net	48,588			48,482

(Million Baht)

	Consolidated			
	31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	11,022	13	(387)	10,648
1.2.2 Private enterprise debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,751	20	(3)	10,768
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,865	20	(81)	20,804
Total Current Investments - net	50,105			50,044

(Million Baht)

	Consolidated			
	31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	15,849	26	(397)	15,478
2.1.2 Private enterprise debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	80	-	-	80
Total	29,058	259	(490)	28,827
Less Allowance for revaluation	(231)			-
Total	28,827			28,827
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,912	-	(628)	2,284
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	3,504	-	(273)	3,231
Total	6,838	-	(1,213)	5,625
Less Allowance for impairment	(1,213)			-
Total	5,625			5,625
Total Long-term Investments - net	49,009			48,856

(Million Baht)

	The Bank 30 September 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	12,141	3	(4)	12,140
1.1.2 Private enterprises debt instruments	1	-	-	1
1.1.3 Marketable equity securities - domestic	240	7	-	247
Total	12,382	10	(4)	12,388
Add Allowance for revaluation	6			-
Total	12,388			12,388
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	21,241	398	(351)	21,288
1.2.2 Private enterprises debt instruments	104	-	(2)	102
1.2.3 Foreign debt instruments	12,908	4	(17)	12,895
1.2.4 Marketable equity securities - domestic	1,023	165	(603)	585
Total	35,276	567	(973)	34,870
Add Allowance for revaluation	79			-
Less Allowance for impairment	(485)			-
Total	34,870			34,870
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,967	18	(13)	2,972
1.3.2 Foreign debt instruments	1,594	2	(1)	1,595
Total	4,561	20	(14)	4,567
Total Current Investments - net	51,819			51,825

(Million Baht)

	The Bank 30 September 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,257	64	(159)	21,162
2.1.2 Private enterprises debt instruments	1,460	15	(24)	1,451
2.1.3 Foreign debt instruments	10,058	10	(67)	10,001
2.1.4 Marketable equity securities - domestic	85	167	-	252
2.1.5 Others	15	-	-	15
Total	32,875	256	(250)	32,881
Add Allowance for revaluation	6			-
Total	32,881			32,881
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,156	16	(123)	8,049
2.2.2 Private enterprises debt instruments	1,566	4	(589)	981
2.2.3 Foreign debt instruments	2,515	-	-	2,515
Total	12,237	20	(712)	11,545
Less Allowance for impairment	(586)			-
Total	11,651			11,545
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,620	-	(572)	2,048
2.3.2 Non-marketable equity securities -overseas	437	-	(312)	125
2.3.3 Investments in receivables	815	-	(172)	643
Total	3,872	-	(1,056)	2,816
Less Allowance for impairment	(1,056)			-
Total	2,816			2,816
Total Long-term Investments - net	47,348			47,242

(Million Baht)

	The Bank 31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	11,022	13	(387)	10,648
1.2.2 Private enterprises debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,057	20	(1)	10,076
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,171	20	(79)	20,112
Total Current Investments - net	49,411			49,352

(Million Baht)

	The Bank 31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,849	26	(397)	15,478
2.1.2 Private enterprises debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities				
- domestic	153	198	-	351
2.1.5 Others	30	-	-	30
Total	29,008	259	(490)	28,777
Less Allowance for revaluation	(231)			-
Total	28,777			28,777
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities				
-domestic	2,872	-	(600)	2,272
2.3.2 Non-marketable equity securities				
-overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,151	-	(178)	1,973
Total	5,445	-	(1,090)	4,355
Less Allowance for impairment	(1,090)			-
Total	4,355			4,355
Total Long-term Investments - net	47,689			47,536

As of 30 September 2006 and 31 December 2005, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,327 million and Baht 5,575 million, respectively. (As of 31 December 2005, the right to receive promissory notes from TAMC has been included amounting to Baht 5 million).

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-Month Periods Ended 30 September	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	57	6	56	6
Available-for-sale investments	31	194	31	194
General investments	-	1	-	-
Total	88	201	87	200
Loss on disposal of investments				
Held for trading investments	(13)	(81)	(14)	(81)
Available-for-sale investments	(18)	(75)	(17)	(75)
Total	(31)	(156)	(31)	(156)
Gain on transfer of financial assets	10	-	-	-
Gain from revaluation of investments	14	5	16	5
Gain (loss) reversal on impairment				
Investments in securities	7	4	4	16
Investments in receivables	(19)	(7)	(1)	(7)
Total	(12)	(3)	3	9
Total Gain on Investments	69	47	75	58

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	250	63	250	63
Available-for-sale investments	140	440	139	344
Held-to-maturity debt	-	1	-	1
General investments	44	11	42	11
Investments in receivables	26	-	-	-
Total	460	515	431	419
Loss on disposal of investments				
Held for trading investments	(50)	(85)	(50)	(85)
Available-for-sale investments	(320)	(196)	(320)	(196)
General investments	(13)	(21)	(13)	(21)
Total	(383)	(302)	(383)	(302)
Loss on transfer of financial assets	(7)	-	-	-
Loss from revaluation of investments	(79)	(13)	(78)	(13)
Gain (loss) reversal on impairment				
Investments in securities	264	209	261	220
Investments in receivables	(21)	(28)	6	(28)
Total	243	181	267	192
Total Gain on Investments	234	381	237	296

Revaluation surplus (deficit) on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Revaluation surplus (deficit) on investments				
Debt instruments	(124)	(826)	(124)	(826)
Equity securities	208	297	208	297
Total	84	(529)	84	(529)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 September 2006 Maturity				31 December 2005 Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,858	24,495	12,144	42,497	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	200	1,460	-	1,660	449	1,761	-	2,210
1.3 Foreign debt instruments	12,908	4,503	5,555	22,966	16,364	5,845	5,370	27,579
Total	18,966	30,458	17,699	67,123	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(103)	(316)	295	(124)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	18,857	30,142	17,994	66,993	22,666	23,422	9,739	55,827
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	3,324	3,009	5,327	11,660	10,751	5,378	5,580	21,709
2.2 Private enterprise debt instruments	-	980	586	1,566	14	209	786	1,009
2.3 Foreign debt instruments	1,594	2,515	-	4,109	10,100	3,390	-	13,490
Total	4,918	6,504	5,913	17,335	20,865	8,977	6,366	36,208
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	4,918	6,504	5,327	16,749	20,865	8,977	5,580	35,422
Total Debt Instruments	23,775	36,646	23,321	83,742	43,531	32,399	15,319	91,249

(Million Baht)

	The Bank							
	30 September 2006				31 December 2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,858	24,496	12,144	42,498	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	104	1,460	-	1,564	449	1,761	-	2,210
1.3 Foreign debt instruments	12,908	4,503	5,555	22,966	16,364	5,845	5,370	27,579
Total	18,870	30,459	17,699	67,028	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(102)	(317)	295	(124)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	18,762	30,142	17,994	66,898	22,666	23,422	9,739	55,827
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,967	2,829	5,327	11,123	10,057	5,378	5,580	21,015
2.2 Private enterprise debt instruments	-	980	586	1,566	14	209	786	1,009
2.3 Foreign debt instruments	1,594	2,515	-	4,109	10,100	3,390	-	13,490
Total	4,561	6,324	5,913	16,798	20,171	8,977	6,366	35,514
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	4,561	6,324	5,327	16,212	20,171	8,977	5,580	34,728
Total Debt Instruments	23,323	36,466	23,321	83,110	42,837	32,399	15,319	90,555

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

Consolidated

30 September 2006

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	18	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	746	497	-	2	41	(1,197)
4. Investment in receivables with uncertainty in settlement or in default	1,892	-	-	1,607	-	-	(285)
Total	1,895	748	628	1,607	20	41	(1,614)

(Million Baht)

Consolidated

31 December 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	2,250	-	-	1,980	-	-	(270)
Total	2,256	803	825	1,983	4	38	(1,857)

(Million Baht)

	The Bank 30 September 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	18	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	746	497	-	2	41	(1,197)
4. Investment in receivables with uncertainty in settlement or in default	772	-	-	603	-	-	(168)
Total	775	748	628	603	20	41	(1,497)

(Million Baht)

	The Bank						
	31 December 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	896	-	-	721	-	-	(175)
Total	902	803	825	724	4	38	(1,762)

For the nine-month periods ended 30 September, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Net book value at 1 January	450	462	8,967	10,636
Share of profit (loss) from investments on equity method	138	(49)	248	372
Acquisitions	4	-	694	6
Dividend income	(121)	(38)	(389)	(191)
Reversal of allowance for impairment	21	151	21	151
Disposals	-	(13)	-	(13)
Revaluation deficit on investments	-	-	(1)	(74)
Decrease in share capital	(35)	-	(35)	(464)
Write – off	(11)	-	(11)	-
Effect from consolidation	-	(80)	-	-
Others	(1)	-	-	-
Net book value at 30 September	445	433	9,494	10,423
Net book value at 31 December		450		8,967

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	4,014	3,912
Ploy Asset Management Co., Ltd. *	Asset Management	99.99%	99.99%	2,045	-	-	-	2,045	2,080	-	-
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,122	1,122	922	923
Progress Gunpai Co., Ltd.	Service	99.99%	99.99%	21	21	105	73	21	21	105	73
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	30	24	4	4	30	24
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	443	386
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	-	-	-	-	6	6	18	16
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	15	15	5	5	15	15
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	21	17	6	6	21	17
Kasikorn Leasing Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	900	210	637	121
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	82	62	18	18	82	62
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	99.99%	99.99%	-	-	-	-	2,003	2,003	1,944	1,983
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.98%	-	-	-	-	1,312	1,312	1,071	1,176
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	15	16	3	3	15	16
Progress Services Support Co., Ltd.	Service	99.98%	-	4	-	5	-	4	-	5	-

(Million Baht)

		% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
	Type of Business	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	16	18	2	2	16	18
Progress HR Co., Ltd.	Service	99.93%	99.93%	1	1	10	4	1	1	10	4
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	39	37	5	5	39	37
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	101	181	3	3	101	181
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	3	2	2	2	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	1	14	14	1	1
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	30	40	355	355	30	40
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	-	11	-	11	-	11	-	11
Total				2,489	451	472	502	14,067	13,419	9,521	9,019
Less Allowance for impairment				(1,929)	(381)	(27)	(52)	(3,322)	(3,333)	(27)	(52)
Investments in Subsidiaries and Associated Companies – Net				560	70	445	450	10,745	10,086	9,494	8,967

* The Company is under the liquidation process.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Agricultural and mining	34	49	-	-
Manufacturing and commerce	21	254	21	254
Property development and construction	815	1,062	815	1,062
Infrastructure and services	276	28	271	23
Others	535	615	535	615
Total	1,681	2,008	1,642	1,954

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the unaudited/audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and deposits at financial institution	22	71
Long-term investments, net	50	40
Investments in receivables, net	3,007	4,266
Loans, receivables and accrued interest receivables, net	3,272	3,633
Properties foreclosed, net	4,453	4,393
Equipment, net	2	4
Other assets, net	690	539
Total Assets	11,496	12,946
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	7,372	8,925
Other liabilities	110	109
Shareholders' Equity	4,014	3,912
Total Liabilities and Shareholders' Equity	11,496	12,946

Phethai Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Interest and dividend income	41	103	281	343
Interest expense	76	31	207	80
Net (expense) income from interest and dividend	(35)	72	74	263
Reversal bad debt and doubtful accounts	(39)	(53)	(157)	(75)
Loss on debt restructuring	63	67	282	262
Net (expense) income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	(59)	58	(51)	76
Non-interest income	83	148	363	393
Non-interest expense	63	51	208	222
Net profit (loss)	(39)	155	104	247
Basic earnings (loss) per share (Baht)	(0.07)	0.26	0.17	0.41

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended 30 September 2006 and 2005

(Unaudited)

	Million Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	104	247
Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(102)	(267)
Loss on impairment of investments in receivables	10	197
Reversal of bad debt and doubtful accounts	(157)	(75)
Loss on debt restructuring	282	262
Interest income from amortization of revaluation allowance for debt restructuring	(45)	(119)
Depreciation and amortization	4	5
Gain on disposal of securities for investments	(12)	(1)
Loss on revaluation of investment in securities	-	12
Loss on impairment of properties foreclosed	68	90
Reversal of loss on impairment of assets to be transferred	(3)	-
Reversal of loss on impairment of other assets	(6)	(26)
Increase in accrued interest payables	10	19
Decrease in accrued expenses	(15)	(26)
Net profit from operations before changes in operating assets and liabilities	138	318
(Increase) decrease in operating assets		
Investments in receivables	122	254
Loans and receivables	740	1,115
Properties foreclosed	497	(1,856)
Other assets	(2)	(43)
Increase (decrease) in operating liabilities		
Other liabilities	6	(67)
Net Cash Provided by (Used in) Operating Activities	1,501	(279)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	3	7
Net Cash Provided by in Investing Activities	3	7

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Nine-Month Periods Ended 30 September 2006 and 2005

(Unaudited)

	Million Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received of borrowings from financial institutions	(1,553)	175
Net Cash (Used in) Provided by Financing Activities	(1,553)	175
Net decrease in cash and cash equivalents	(49)	(97)
Cash and cash equivalents at the beginning of the periods	71	161
Cash and cash equivalents at the end of the periods	22	64
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	197	61
Income tax	8	-
Non cash item		
Settlement transactions from purchase of assets by issuing promissory note	-	2,920

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006	31 December 2005
	(Unaudited)	(Audited)
ASSETS		
Cash and deposits at financial institutions	123	89
Other current assets	6	8
Properties foreclosed, net	482	504
Premises and equipment, net	330	336
Total Assets	941	937
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	19	13
Shareholders' equity	922	924
Total Liabilities and Shareholders' Equity	941	937

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	13	10	40	36
Expense	20	-	42	25
Net profit (loss)	(7)	10	(2)	11
Earnings (loss) per share (Baht)	(0.54)	0.61	(0.18)	0.66

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006	31 December 2005
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	128	110
Current portion of factoring receivables, net	3,095	2,398
Current portion of finance lease receivables, net	230	78
Current portion of hire purchase receivables, net	30	5
Installation receivables, net	30	37
Other current assets	85	25
Non-Current Assets		
Factoring receivables, net	77	113
Finance lease receivables, net	841	212
Hire purchase receivable, net	4	4
Other assets	29	20
Total Assets	4,549	3,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	3,185	2,260
Current portion of long-term loan	253	185
Long term loan, net	555	60
Other liabilities	120	119
Shareholders' Equity	436	378
Total Liabilities and Shareholders' Equity	4,549	3,002

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	109	75	278	208
Expense	89	52	219	147
Net profit	20	23	59	61
Earnings per share (Baht)	12.10	14.34	36.63	38.26

Kasikorn Research Center Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and cash equivalents	17	18
Other assets	7	7
Total Assets	24	25
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	6	9
Shareholders' Equity	18	16
Total Liabilities and Shareholders' Equity	24	25

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	14	17	44	43
Expense	16	14	42	39
Net profit (loss)	(2)	3	2	4
Earnings(Loss) per share (Baht)	(16.37)	34.12	21.28	44.61

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006	31 December 2005
	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash and deposits at financial institution	61	92
Current portion of hire purchase receivables, net	2,223	563
Current portion of finance lease receivables, net	99	23
Loans to sales representatives receivables, net	886	572
Other current assets	98	211
Non-current assets		
Hire purchase receivables, net	5,415	1,595
Finance lease receivables, net	377	83
Leasehold office improvement and equipment, net	23	27
Other non current assets	10	6
Total Assets	9,192	3,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	805	900
Current portion of long-term loan	2,418	483
Other current liabilities	93	76
Long term loan, net	5,224	1,582
Other non current liabilities	15	5
Shareholders' Equity	637	126
Total Liabilities and Shareholders' Equity	9,192	3,172

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	146	1	333	1
Expense	193	19	512	26
Net loss	(47)	(18)	(179)	(25)
Loss per share (Baht)	(0.53)	(3.02)	(3.98)	(4.15)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and cash equivalents	49	529
Long-term deposits at financial institutions	370	-
Investments in debt and equity securities, net	95	50
Receivables from Clearing House	39	15
Securities business receivables	233	80
Leasehold office improvement and equipment, net	93	101
Other assets, net	37	43
Total Assets	916	818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	100	-
Payable to Clearing Houses	48	11
Securities business payables	118	83
Other Liabilities	26	38
Shareholders' Equity	624	686
Total Liabilities and Shareholders' Equity	916	818

Kasikorn Securities Public Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	36	11	94	17
Expense	45	33	156	59
Net loss	(9)	(22)	(62)	(42)
Loss per share (Baht)	(0.16)	(0.37)	(1.04)	(0.70)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and deposits at financial institution	271	110
Investments in debt and equity securities, net	544	701
Fee receivables	93	105
Premises and equipment, net	149	150
Deferred assets from business purchased, net	228	268
Other assets – net	24	20
Total Assets	1,309	1,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	144	169
Shareholders' Equity	1,165	1,185
Total Liabilities and Shareholders' Equity	1,309	1,354

Kasikorn Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Revenues	275	235	830	660
Expense	186	171	583	493
Net profit	89	64	247	167
Earnings per share (Baht)	3.29	2.37	9.10	6.15

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	30 September 2006 (Unaudited)			31 December 2005 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Ploy Asset Management Co., Ltd.	2	-	2	33	-	33
Progress Gunpai Co., Ltd.	214	108	106	170	96	74
Progress Plus Co., Ltd.	58	28	30	54	31	23
Progress Facilities Management Co., Ltd.	26	11	15	25	10	15
Progress Services Co., Ltd.	24	8	16	26	8	18
Progress Management Co., Ltd.	26	5	21	23	7	16
Progress Storage Co., Ltd.	17	2	15	20	4	16
Progress Appraisal Co., Ltd.	51	12	39	56	18	38
Progress Software Co., Ltd.	112	30	82	106	43	63
Progress HR Co., Ltd.	15	5	10	12	9	3
Progress Services Support Co., Ltd.	6	1	5	-	-	-
	551	210	341	525	226	299

(Million Baht except for Earnings per Share)

Statements of Income

For the Three-Month Periods Ended 30 September

	2006				2005			
	(Unaudited)							
	Revenue	Expenses	Net Profit	Earnings per Share (Baht)	Revenue	Expenses	Net Profit	Earnings per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	8	-	8	0.02
Progress Gunpai Co., Ltd.	76	64	12	61.22	56	49	7	33.49
Progress Plus Co., Ltd.	52	50	2	5.85	31	31	-	(1.25)
Progress Facilities Management Co., Ltd.	18	17	1	25.50	17	16	1	15.70
Progress Services Co., Ltd.	41	38	3	134.53	39	36	3	124.16
Progress Management Co., Ltd.	15	14	1	23.73	10	9	1	15.33
Progress Storage Co., Ltd.	8	6	2	54.16	8	6	2	73.39
Progress Appraisal Co., Ltd.	42	41	1	170.44	48	40	8	1,498.70
Progress Software Co., Ltd.	60	52	8	78.73	42	39	3	25.82
Progress HR Co., Ltd.	81	78	3	291.52	47	46	1	123.04
Progress Services Support Co., Ltd.	15	15	-	14.12	-	-	-	-
	408	375	33		306	272	34	

(Million Baht except for Earnings per Share)

Statements of Income

For the Nine-Month Periods Ended 30 September

(Unaudited)

	2006 Revenue	2006 Expenses	2006 Net Profit	2006 Earnings per Share (Baht)	2005 Revenue	2005 Expenses	2005 Net Profit	2005 Earnings per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	406	177	229	0.46
Progress Gunpai Co., Ltd.	211	179	32	160.51	165	138	27	134.78
Progress Plus Co., Ltd.	138	135	3	11.07	97	97	-	0.56
Progress Facilities Management Co., Ltd.	55	51	4	84.77	51	47	4	77.55
Progress Services Co., Ltd.	121	112	9	425.18	116	108	8	393.49
Progress Management Co., Ltd.	42	37	5	83.38	30	27	3	54.11
Progress Storage Co., Ltd.	24	19	5	181.68	24	17	7	244.12
Progress Appraisal Co., Ltd.	114	113	1	192.21	129	112	17	3,384.39
Progress Software Co., Ltd.	156	131	25	246.63	109	98	11	106.11
Progress HR Co., Ltd.	197	190	7	654.26	123	121	2	221.50
Progress Services Support Co., Ltd.	37	36	1	29.50	-	-	-	-
	1,095	1,003	92		1,250	942	308	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated 30 September 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	594,114	269,984	1	5,946*
Special Mention	7,781	1,823	2	156
Sub-Standard	7,788	2,727	20	545
Doubtful	12,250	3,321	50	1,660
Doubtful of Loss	34,048	12,763	100	12,838**
Allowance established in excess of BOT regulations	-	-		12,132
Total	655,981	290,618		33,277

(Million Baht)

	Consolidated 31 December 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	566,588	224,660	1	5,688*
Special Mention	5,083	882	2	102
Sub-Standard	4,516	1,024	20	205
Doubtful	12,111	5,239	50	2,619
Doubtful of Loss	40,394	14,678	100	14,730**
Allowance established in excess of BOT regulations	-	-		11,423
Total	628,692	246,483		34,767

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

The Bank

30 September 2006

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	600,078	276,822	1	6,001
Special Mention	7,331	1,587	2	147
Sub-Standard	7,737	2,677	20	535
Doubtful	12,199	3,270	50	1,635
Doubtful of Loss	22,972	7,962	100	8,037**
Allowance established in excess of BOT regulations	-	-		10,026
Total	650,317	292,318		26,381

(Million Baht)

The Bank

31 December 2005

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	572,805	233,166	1	5,728
Special Mention	4,861	741	2	97
Sub-Standard	4,504	1,013	20	202
Doubtful	12,082	5,212	50	2,606
Doubtful of Loss	28,157	9,251	100	9,304**
Allowance established in excess of BOT regulations	-	-		8,784
Total	622,409	249,383		26,721

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

Non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2006				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	42,460	10,673	125	52	53,310
Total loans used for NPL ratio calculation [1]	651,681	11,691	4,382	9,108	657,050 [2]
Percentage of total loans	6.52	91.29	2.86	0.58	8.11

(Million Baht)

	31 December 2005				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	44,388	11,720	109	-	56,217
Total loans used for NPL ratio calculation [1]	627,066	14,424	2,847	2,860	632,922 [2]
Percentage of total loans	7.08	81.25	3.84	-	8.88

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 September 2006 and 31 December 2005 amounting to Baht 19,812 million and Baht 14,275 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	30 September 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	54,168	11,691	61	114	66,034
Total loans used for ratio Calculation*	651,681	11,691	4,382	9,108	657,050**
Percentage of total loans	8.31	100.00	1.39	1.25	10.05

(Million Baht)

	31 December 2005				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	55,656	14,424	98	-	70,178
Total loans used for ratio Calculation*	627,066	14,424	2,847	2,860	632,922**
Percentage of total loans	8.88	100.00	3.46	-	11.09

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 30 September 2006 and 31 December 2005 amounting to Baht 19,812 million and Baht 14,275 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	30 September 2006			31 December 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	100	27	10	1,093	397	61

(Million Baht)

	The Bank					
	30 September 2006			31 December 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	100	27	10	1,049	397	16

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 September 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,372
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,725
	Bills	At Call	Money Market Rate + Spread 1% at least	460
	Loans	1-4 Years	Fixed Rate	808
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	805
	Loans	1-5 Years	Fixed Rate	7,642

(Million Baht)

	31 December 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,925
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,740
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	245
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	2,065
	Loans	1-4 Years	Fixed Rate	900

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 September 2006 and December 31, 2005, the Bank has set up the provision for possible loss as above of Baht 648 million and Baht 602 million, respectively.

For the nine-month periods ended 30 September 2005, the Bank transferred to TAMC sub-quality assets 1 borrower with a gross book value (as of their transfer dates) of Baht 13 million and the estimated total transfer price was Baht 10 million.

For the nine-month periods ended 30 September 2006, the Bank did not transfer to TAMC sub-quality assets. The gross book value of the assets before deducting allowance for doubtful accounts until 30 September 2006 was Baht 14,557 million and the estimated total transfer price up to 30 September 2006 was Baht 10,123 million. As of 30 September 2006, the Bank received promissory notes from TAMC of Baht 10,123 million.

1 July 2006 is the due date for the end of Year 5 in the management of non-performing assets (NPAs) by the Thai Asset Management Corporation (TAMC). By virtue of the Thai Assets Management Corporation Act B.E. 2544 (2001), and under the Asset Transfer Agreement, TAMC and the Bank will have to share profit or loss as a result of NPAs management by TAMC. TAMC, in this regard, has been scheduled to notify the Bank in writing any profit or loss from NPAs management within 150 days as from 1 July 2006. Any objection by the Bank shall be communicated to TAMC within 30 days, from the date of acknowledgement of profit or loss as such. TAMC will settle at the end of Year 10.

7 TROUBLED DEBT RESTRUCTURING

For the nine-month periods ended 30 September 2006 and 2005, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2006		2005		2006		2005	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,684	10,270	1,934	15,538	1,428	7,983	1,608	10,980
Debt restructuring contracts that incurred no losses	10,421	13,919	10,946	16,744	10,338	13,490	10,731	15,667
Total	12,105	24,189	12,880	32,282	11,766	21,473	12,339	26,647

Losses on debt restructuring for the nine-month periods ended 30 September 2006 and 2005 were as follows:

(Million Baht)

	Consolidated 30 September 2006					
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,274	5,277	-	Cash, land, premises And investments	2,923	2,354
Changes of repayment conditions	373	4,661	4,498	-	-	376
Debt restructuring in various forms	37	332	184	Cash, land, premises and investments	94	143
Total	1,684	10,270	4,682		3,017	2,873

(Million Baht)

	Consolidated					
	30 September 2005					
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,300	4,355	-	Cash, land, premises and investments	2,831	1,522
Changes of repayment conditions	536	6,469	6,235	-	-	706
Debt restructuring in various forms	98	4,714	4,391	Cash, land, premises and investments	239	287
Total	1,934	15,538	10,626		3,070	2,515

(Million Baht)

	The Bank					
	30 September 2006					
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,145	4,695	-	Cash, land, premises and investments	2,482	2,213
Changes of repayment conditions	249	2,981	2,926	-	-	237
Debt restructuring in various forms	34	307	184	Cash, land, premises and investments	70	142
Total	1,428	7,983	3,110		2,552	2,592

(Million Baht)

The Bank

30 September 2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	1,209	3,772	-	Cash, land, premises and investments	2,496	1,273
Changes of repayment conditions	307	2,514	2,406	-	-	496
Debt restructuring in various forms	92	4,694	4,379	Cash, land, premises and investments	233	285
Total	1,608	10,980	6,785		2,729	2,054

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the nine-month periods ended 30 September 2006 and 2005 are as follows:

(Million Baht)

Consolidated

Terms of debt restructuring agreements	2006 Cases	2006 The Outstanding Debt Before Restructuring	2006 After Restructuring	2006 End of Period	2005 Cases	2005 The Outstanding Debt Before Restructuring	2005 After Restructuring	2005 End of Period
Less than 5 years	280	1,631	1,386	1,021	364	4,500	4,037	2,836
5 to 10 years	62	2,117	2,097	2,062	100	1,894	1,809	1,397
Over 10 years	68	1,245	1,199	1,206	170	4,789	4,780	4,127
Total	410	4,993	4,682	4,289	634	11,183	10,626	8,360

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(Million Baht)

	The Bank							
	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	207	1,158	998	683	249	2,506	2,151	1,696
5 to 10 years	45	1,833	1,815	1,792	61	667	599	578
Over 10 years	31	297	297	295	89	4,035	4,035	3,466
Total	283	3,288	3,110	2,770	399	7,208	6,785	5,740

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	174	169	503	579

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	157	107	428	263

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2006	31 December 2005
Debt restructuring contracts that incurred losses	115	89

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Debt restructuring contracts that incurred losses	4,289	5,378	2,770	2,667
Debt restructuring contracts that incurred no losses	9,990	14,502	9,817	13,800
Total	14,279	19,880	12,587	16,467

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Debt restructuring contracts that incurred losses	18,677	19,844	18,063	17,074
Debt restructuring contracts that incurred no losses	27,862	30,228	27,458	28,967
Total	46,539	50,072	45,521	46,041

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 September 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	258	54	340	(959)	1,930	709	2,332
Bad debts recovered	-	-	-	-	392	-	392
Bad debts written off	-	-	-	-	(4,312)	-	(4,312)
Others	-	-	-	-	9	-	9
Balance at end of the period	5,946	156	545	1,660	12,838	12,132	33,277

(Million Baht)

	Consolidated						
	31 December 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,692	191	761	1,635	18,928	14,182	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	472	(75)	(559)	971	2,699	(2,958)	550
Bad debts recovered	-	-	-	-	955	-	955
Bad debts written off	-	-	-	-	(6,133)	-	(6,133)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Allowance for loans transferred to KBank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Kasikorn Factoring Co., Ltd*	26	2	3	13	33	6	83
Others	-	-	-	-	(557)	800	243
Balance at end of the year	5,688	102	205	2,619	14,730	11,423	34,767

*As of 31 December 2005, allowance for receivables of Kasikorn Factoring Co., Ltd. has been classified under BoT regulations.

(Million Baht)

	The Bank						
	30 September 2006						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in Receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	273	50	333	(971)	234	1,242	1,161
Bad debt recovered	-	-	-	-	392	-	392
Bad debt written off	-	-	-	-	(3,345)	-	(3,345)
Others	-	-	-	-	1,369	-	1,369
Balance at end of the period	6,001	147	535	1,635	8,037	10,026	26,381

(Million Baht)

	The Bank						
	31 December 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,175	100	761	1,635	11,831	9,866	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	553	(3)	(559)	971	1,179	(1,082)	1,059
Bad debt recovered	-	-	-	-	955	-	955
Bad debt written off	-	-	-	-	(5,108)	-	(5,108)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Others	-	-	-	-	(74)	-	(74)
Balance at end of the year	5,728	97	202	2,606	9,304	8,784	26,721

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Balance at beginning of the period/year	2,672	4,878	2,355	2,297
Increase	484	552	452	432
Decrease due to writing off	(444)	(665)	(444)	(665)
Transfer on loan disposal	-	(1,257)	-	-
Change of classification	(85)	(464)	167	355
Amortization to interest income	(103)	(372)	(58)	(64)
Others	462	-	462	-
Balance at end of the period/year	2,986	2,672	2,934	2,355

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, were as follows:

(Million Baht)

		Consolidated			
		30 September 2006			
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	596,009	-	-	596,009
Special Mention	-	7,698	-	-	7,698
Sub-Standard	-	7,788	-	-	7,788
Doubtful	-	12,250	-	-	12,250
Doubtful of Loss	3,036	34,048	1,612	683	39,379
Total	3,036	657,793	1,612	683	663,124

(Million Baht)

		Consolidated			
		31 December 2005			
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	571,646	-	-	571,646
Special Mention	-	5,039	-	-	5,039
Sub-Standard	-	4,515	-	-	4,515
Doubtful	-	12,110	-	-	12,110
Doubtful of Loss	3,526	40,395	1,712	773	46,406
Total	3,526	633,705	1,712	773	639,716

(Million Baht)

	The Bank				
	30 September 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	601,974	-	-	601,974
Special Mention	-	7,247	-	-	7,247
Sub-Standard	-	7,737	-	-	7,737
Doubtful	-	12,199	-	-	12,199
Doubtful of Loss	2,902	22,973	1,272	653	27,800
Total	2,902	652,130	1,272	653	656,957

(Million Baht)

	The Bank				
	31 December 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,862	-	-	577,862
Special Mention	-	4,817	-	-	4,817
Sub-Standard	-	4,504	-	-	4,504
Doubtful	-	12,083	-	-	12,083
Doubtful of Loss	3,405	28,156	1,402	745	33,708
Total	3,405	627,422	1,402	745	632,974

11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the three-month and nine-month periods ended 30 September 2006 was based on profit attributable to ordinary shareholders of Baht 3,076 million and Baht 10,236 million, respectively (2005: Baht 3,578 million and Baht 11,270 million, respectively) and the weighted average number of ordinary shares outstanding during the period for the three-month and nine-month periods ended 30 September 2006 of 2,381,897,783 shares and 2,381,253,897 shares, respectively (2005: 2,372,331,553 shares and 2,370,747,042 shares, respectively)

	Consolidated and The Bank					
	Share capital		Number of the weighted average number of ordinary shares (Shares)			
	Number of shares	Amount (Million Baht)	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
			2006	2005	2006	2005
Issued ordinary shares as of 1 January 2005	2,363,624,537	23,636		2,363,624,537		2,363,624,537
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2005						
11 January :	6,270,030	63		6,270,030		6,040,359
11 April :	879,298	9		879,298		557,211
12 July :	1,769,226	17		1,557,688		524,935
Issued ordinary shares as of 30 September 2005	2,372,543,091	23,725				
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733	2,373,293,667		2,373,293,667	
2006						
11 January :	7,894,300	79	7,894,300		7,605,132	
11 April :	390,600	4	390,600		247,523	
12 July :	362,566	3	319,216		107,575	
Issued ordinary shares as of 30 September 2006	2,381,941,133	23,819				
Weighted average number of ordinary shares as of 30 September			2,381,897,783	2,372,331,553	2,381,253,897	2,370,747,042

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management companies as follows:

(Million Baht)

	30 September 2006	31 December 2005
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,720	41,470
Legal reserves	1,470	770
Net income after appropriation	28,742	20,068
Total Tier 1 Capital	71,932	62,308
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,894	1,947
Revaluation surplus on equity securities-Available for sale	117	134
Provision for normal assets	5,788	5,748
Subordinated debentures	19,568	20,132
Total Tier 2 Capital	31,655	32,249
Total Capital Requirements	103,587	94,557

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 September 2006	31 December 2005
Total Capital Requirements	16.09	14.47
Tier-1 Capital	11.17	9.53

13 DIVIDEND PAYMENTS

On 8 April 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid on 18 April 2005.

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

On 31 August 2006, the Board of Directors Meeting the Bank approved to pay dividends from the operating.results six month of 2006 at the rate of Baht 0.50 per share, totaling Baht 1,191 million, which was paid on 27 September 2006.

MN

14 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 September 2006	31 December 2005
Deposits	297	79
Government bonds	5,642	6,719
State enterprise bonds	3,634	3,252
Foreign bonds	151	2,835
Total	9,724	12,885

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

15 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 September 2006			31 December 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	505	-	505	505	-	505
Letters of indemnity-borrowing	-	143	143	2	241	243
Other guarantees	48,747	6,195	54,942	41,799	5,872	47,671
Letters of credit	925	16,345	17,270	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	25,010	151,203	176,213	15,495	144,618	160,113
Sale agreements	15,778	268,152	283,930	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	147,860	62,082	209,942	83,787	34,422	118,209
Sale agreements	147,435	51,131	198,566	83,787	30,936	114,723
Credit Default Swap	-	751	751	-	5,955	5,955
Unused credit line of overdraft	118,923	-	118,923	116,263	-	116,263
Others	2,440	5,678	8,118	774	6,298	7,072
Total	507,623	561,680	1,069,303	352,914	496,786	849,700

(Million Baht)

	The Bank					
	30 September 2006			31 December 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	505	-	505	505	-	505
Letters of indemnity-						
borrowing	-	143	143	2	241	243
Other guarantees	48,747	6,075	54,822	41,787	5,748	47,535
Letters of credit	925	16,345	17,270	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	25,010	151,203	176,213	15,495	144,618	160,113
Sale agreements	15,778	268,152	283,930	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	147,860	62,082	209,942	83,787	34,422	118,209
Sale agreements	147,435	51,131	198,566	83,787	30,936	114,723
Credit Default Swap	-	751	751	-	5,955	5,955
Unused credit line of						
overdraft	118,923	-	118,923	116,263	-	116,263
Others	2,389	5,678	8,067	774	6,298	7,072
Total	507,572	561,560	1,069,132	352,902	496,662	849,564

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 13,467 million and Baht 9,198 million as of 30 September 2006 and 31 December 2005, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

16 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 September 2006 End of Period	31 December 2005 End of Year
Loans		
1. Executive officers	21	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)]	1,164	1,127
Total	1,185	1,150
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	107	51
Total	107	51

(Million Baht)

	The Bank	
	30 September 2006 End of Period	31 December 2005 End of Year
Loans		
1. Executive officers	21	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)]	21,075	15,401
Total	21,096	15,424
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	160	61
Total	160	61

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding 30 September 2006	31 December 2005	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.*	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.98%	Ordinary share	Securities Business
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Support Co., Ltd.	Subsidiary	99.98%	-	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service

* Company is in the process of liquidation.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	30 September, 2006	31 December 2005
	(Unaudited)	(Audited)
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	8,925	7,440
Addition (deduction)	(1,553)	1,485
Ending balance	7,372	8,925
- Ploy Asset Management Co., Ltd.		
Beginning balance	-	5,665
Deductions	-	(5,665)
Ending balance	-	-
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	24	13
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	25	71
- Ploy Asset Management Co., Ltd.	-	33

	(Million Baht)	
	The Bank	
	For the Three-Month Periods Ended 30 September	
	2006	2005
	(Unaudited)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	77	22

	(Million Baht)	
	The Bank	
	For the Nine-Month Periods Ended 30 September	
	2006	2005
	(Unaudited)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	207	61
- Ploy Asset Management Co., Ltd.	-	12

In March 2005, Ploy Asset Management Company Limited sold its entire assets to the Bank and Phethai Asset Management Company Limited on a mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in receivables	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy AMC registered its discontinuance of operation with the Ministry of Commerce on 30 June 2005 and is under the liquidation process.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of 30 September 2006 and 31 December 2005 the pledged deposits were Baht 25 million and Baht 71 million, respectively.

As at 30 September 2006 and 31 December 2005, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 74 million and Baht 89 million, respectively.

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Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	3,993	2,385
- Kasikorn Leasing Co., Ltd.	-	-	8,447	2,965
- Kasikorn Securities Public Co., Ltd.	-	-	100	-
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	23	23
- Kasikorn Leasing Co., Ltd.	-	-	13	10
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	-	16	18
- Progress Appraisal Co., Ltd.	20	31	20	31
- Progress Land and Buildings Co., Ltd.	-	-	122	89
- Progress Software Co., Ltd.	27	23	27	23
- Progress Plus Co., Ltd.	15	13	15	13
- Progress Facilities Management Co., Ltd.	19	19	19	19
- Progress Service Co., Ltd.	22	24	22	24

(Million Baht)

	Consolidated		The Bank	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Deposits				
Subsidiary Companies				
- Progress Management Co., Ltd.	13	13	13	13
- Kasikorn Factoring Co., Ltd.	-	-	132	110
- Progress Gunpai Co., Ltd.	103	78	103	78
- Progress Storage Co., Ltd.	8	15	8	15
- Kasikorn Leasing Co., Ltd.	-	-	122	231
- Kasikorn Asset Management Co., Ltd.	-	-	21	21
Associated Companies				
- Processing Center Co., Ltd.	10	38	10	38
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	51	518
Short-Term Borrowings				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	105	-
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	70	33	70	33
- Progress Plus Co., Ltd.	17	19	17	19
- Progress Appraisal Co., Ltd.	13	9	13	9
Contingencies				
Associated Companies				
- E.S. Industry Co., Ltd.	-	16	-	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of 30 September 2006 and 31 December 2005, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 4 million and Baht 1 million, respectively.

For the year ended 31 December 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million. In addition, for the third quarter of 2006 Kasikorn Securities Public Co., Ltd. invested in promissory notes of the Bank in the amount of Baht 370 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For of the Three-Month Periods Ended 30 September	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	163	17
Fee income	-	-	68	54
Other income	-	-	11	-
Expenses:				
Personnel expenses	-	-	25	-
Other expenses	348	252	349	268
Associated Companies				
Expenses:				
Other expenses	12	12	12	12

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	390	46
Dividend income	-	34	268	187
Fee income	-	-	203	141
Other income	10	10	31	18
Expenses:				
Personnel expenses	-	-	76	-
Interest expenses	-	-	18	-
Other expenses	966	715	1,011	758
Associated Companies				
Expenses:				
Other expenses	35	33	35	33

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2006	31 December 2005
Loans		
- Quality Houses Public Co., Ltd.	1,252	270
- Charoen Pokphand Foods Public Co., Ltd.	1,072	1,032
- Bangkok Glass Industry Co., Ltd.	428	592
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	110	26
- Thanakorn Vegetable Oil Products Co., Ltd.	53	272
- Serm Suk Public Co., Ltd.	41	-
- Loxley Public Co., Ltd.	24	156
- Jutha Maritime Public Co., Ltd.	10	9
- Yip In Tsoi & Jacks Ltd.	10	-
- T T & T Public Co., Ltd.	-	2,900
- Bank of Asia Public Co., Ltd.	-	400
Deposits		
- Muang Thai Life Assurance Co., Ltd.	354	316
- Com - Link Co., Ltd.	309	100
- Serm Suk Public Co., Ltd.	294	247
- Phatra Insurance Public Co., Ltd.	136	31
- Mitsubishi Elevator Asia Co., Ltd.	83	77
- Thai British Security Printing Public Co., Ltd.	62	66
- Sermsuk Beverage Co., Ltd.	49	118
- SCB Securities Co., Ltd.	39	-
- Sup Wattana Co., Ltd.	39	-
- Smithithada Co., Ltd.	37	33
- Loxley Public Co., Ltd.	35	49
- Siam Food Products Public Co., Ltd.	31	35
- Nithi Thamrong Co., Ltd.	24	19
- Loxley Trading Co., Ltd.	24	1
- Bangkok Glass Industry Co., Ltd.	23	82
- Globex securities Co., Ltd.	22	38

(Million Baht)

	Consolidated and The Bank	
	30 September 2006	31 December 2005
Deposits		
- Trinity Securities Co., Ltd.	17	-
- Architect 49 Co., Ltd.	16	-
- CS Loxinfo Public Co., Ltd.	15	19
- Charoen Pokphand Foods Public Co., Ltd.	9	12
- Aspac Oil (Thailand) Co., Ltd.	9	35
- Phatra Real Estate Public Co., Ltd.	8	33
- Ngow Hock Agency Co., Ltd.	5	24
- Suttawong Place Co., Ltd.	2	10
- Loxley Information Services Co., Ltd.	1	20
- Ruam Samphant Co., Ltd.	1	27
- Suludee Co., Ltd.	1	30
- T T & T Public Co., Ltd.	-	625
- Siam Motors Parts Co., Ltd.	-	39
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	800	1,333
- Quality Houses Public Co., Ltd.	290	-
- Loxley Public Co., Ltd.	256	143
- Dole Thailand Co., Ltd.	110	125
- SCT Co., Ltd.	100	6
- Siam Food Products Public Co., Ltd.	96	16
- Yip In Tsoi & Jacks Ltd.	84	30
- Com - Link Co., Ltd.	72	72
- Loxley Trading Co., Ltd.	43	43
- Samart Telcom Public Co., Ltd.	41	41
- Bangkok Glass Industry Co., Ltd.	25	90
- Serm Suk Public Co., Ltd.	24	43
- Thai British Security Printing Public Co., Ltd.	19	20
- Thanakorn Vegetable Oil Products Co., Ltd.	10	17

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4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2006	31 December 2005
Loans	33	35
Deposits	1,312	1,144

17 **COMMITMENTS**

Capital Commitments

(Million Baht)

	Consolidated	
	30 September 2006	31 December 2005
Contracted but not provided for	3,273	2,976
Authorized but not contracted for	80	320
Total	3,353	3,296

(Million Baht)

	The Bank	
	30 September 2006	31 December 2005
Contracted but not provided for	3,264	2,950
Authorized but not contracted for	80	320
Total	3,344	3,270

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	30 September 2006	30 September 2006
Land/building lease agreements	1 October 2006 – 17 October 2027	499	479
Vehicle lease agreements	1 October 2006 – 30 September 2011	466	442
Others	1 October 2006 – 10 March 2010	20	-
Total		985	921

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 31 December 2005	The Bank 31 December 2005
Land/building lease agreements	1 January 2006 – 17 October 2027	467	437
Vehicle lease agreements	1 January 2006 – 30 November 2010	442	418
Total		909	855

2. Service Agreements

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM (Thailand) Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 30 September 2006 and 31 December 2005, the Bank is committed to pay a total service fee of Baht 4,222 million and Baht 5,090 million respectively.

18 SUBSEQUENT EVENT

On 11 October 2006, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 206,600 shares at Baht 10 par value, totaling Baht 2,066,000 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of 11 October 2006, the Bank had total paid-up share capital of Baht 23,821,477,330.

19 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	898,495	23,137	921,632	(13,173)	908,459
Interbank and money market items - net (assets)	77,199	5,157	82,356	-	82,356
Investments – net	83,623	17,682	101,305	-	101,305
Loans	653,978	51	654,029	-	654,029
Deposits	730,205	4	730,209	-	730,209
Interbank and money market items (liabilities)	19,674	-	19,674	-	19,674
Borrowings	39,745	7,471	47,216	-	47,216
Contingencies	1,082,816	17,081	1,099,897	(30,594)	1,069,303

(Million Baht)

	Consolidated				
	31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,402	43,272	869,674	(32,365)	837,309
Interbank and money market items - net (assets)	53,862	12,067	65,929	-	65,929
Investments – net	68,880	30,685	99,565	-	99,565
Loans	626,868	78	626,946	-	626,946
Deposits	690,333	4	690,337	-	690,337
Interbank and money market items (liabilities)	17,693	-	17,693	-	17,693
Borrowings	8,816	8,170	16,986	-	26,986
Contingencies	843,017	24,218	867,235	(17,535)	849,700

(Million Baht)

	The Bank				
	30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	898,860	23,137	921,997	(13,173)	908,824
Interbank and money market items-net (assets)	77,231	5,157	82,388	-	82,388
Investments - net	90,980	17,682	108,662	-	108,662
Loans	648,609	51	648,660	-	648,660
Deposits	730,696	4	730,700	-	730,700
Interbank and money market items (liabilities)	20,044	-	20,044	-	20,044
Borrowings	39,850	7,471	47,321	-	47,321
Contingencies	1,082,645	17,081	1,099,726	(30,594)	1,069,132

(Million Baht)

	The Bank 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,793	43,272	870,065	(32,365)	837,700
Interbank and money market items-net (assets)	53,801	12,067	65,868	-	65,868
Investments - net	75,382	30,685	106,067	-	106,067
Loans	621,012	78	621,090	-	621,090
Deposits	691,463	4	691,467	-	691,467
Interbank and money market items (liabilities)	17,434	-	17,434	-	17,434
Borrowings	18,816	8,170	26,986	-	26,986
Contingencies	842,881	24,218	867,099	(17,535)	849,564

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Three-Month Periods Ended 30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,969	250	13,219	(74)	13,145
Interest expense	4,457	249	4,706	(74)	4,632
Net income from interest and dividend	8,512	1	8,513	-	8,513
Non-interest income	3,709	31	3,740	-	3,740
Non-interest expense	7,804	31	7,835	-	7,835
Income before income tax	4,417	1	4,418	-	4,418

(Million Baht)

	Consolidated For the Three-Month Periods Ended 30 September 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,274	287	9,561	(149)	9,412
Interest expense	1,569	320	1,889	(149)	1,740
Net income (expense) from interest and dividend	7,705	(33)	7,672	-	7,672
Non-interest income	3,174	82	3,256	-	3,256
Non-interest expense	6,712	30	6,742	-	6,742
Income before income tax	4,167	19	4,186	-	4,186

(Million Baht)

The Bank

For the Three-Month Periods Ended 30 September 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,938	250	13,188	(74)	13,114
Interest expense	4,464	249	4,713	(74)	4,639
Net income from interest and dividend	8,474	1	8,475	-	8,475
Non-interest income	3,405	31	3,436	-	3,436
Non-interest expense	7,494	31	7,525	-	7,525
Income before income tax	4,385	1	4,386	-	4,386

(Million Baht)

The Bank

For the Three-Month Periods Ended 30 September 2005

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,152	287	9,439	(149)	9,290
Interest expense	1,548	320	1,868	(149)	1,719
Net income (expense) from interest and dividend	7,604	(33)	7,571	-	7,571
Non-interest income	3,053	82	3,135	-	3,135
Non-interest expense	6,547	30	6,577	-	6,577
Income before income tax	4,110	19	4,129	-	4,129

(Million Baht)

Consolidated

For the Nine-Month Periods Ended 30 September 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,825	1,069	37,894	(588)	37,306
Interest expense	11,067	1,104	12,171	(588)	11,583
Net income (expense) from interest and dividend	25,758	(35)	25,723	-	25,723
Non-interest income	10,165	38	10,203	-	10,203
Non-interest expense	21,525	100	21,625	-	21,625
Income before income tax	14,398	(97)	14,301	-	14,301

(Million Baht)

	Consolidated				
	For the Nine-Month Periods Ended 30 September 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,342	667	28,009	(306)	27,703
Interest expense	4,608	821	5,429	(306)	5,123
Net income (expense) from interest and dividend	22,734	(154)	22,580	-	22,580
Non-interest income	8,423	487	8,910	-	8,910
Non-interest expense	17,155	4	17,159	-	17,159
Income before income tax	14,002	329	14,331	-	14,331

(Million Baht)

	The Bank				
	For the Nine-Month Periods Ended 30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,603	1,069	37,672	(588)	37,084
Interest expense	11,083	1,104	12,187	(588)	11,599
Net income (expense) from interest and dividend	25,520	(35)	25,485	-	25,485
Non-interest income	9,410	38	9,448	-	9,448
Non-interest expense	20,636	100	20,736	-	20,736
Income before income tax	14,294	(97)	14,197	-	14,197

(Million Baht)

	The Bank				
	For the Nine-Month Periods Ended 30 September 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	26,739	667	27,406	(306)	27,100
Interest expense	4,584	821	5,405	(306)	5,099
Net income (expense) from interest and dividend	22,155	(154)	22,001	-	22,001
Non-interest income	7,970	487	8,457	-	8,457
Non-interest expense	16,271	4	16,275	-	16,275
Income before income tax	13,854	329	14,183	-	14,183

20 OTHER INFORMATION

On 19 September 2006, the Bank and its 2 subsidiaries entered into the "To Purchase" and "To Sale" Agreement with a company for properties foreclosed with a net book value of Baht 1,312 million.

21 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the nine-month periods ended 30 September 2005 have been reclassified to conform with the presentation in the financial statements for the three-month and nine-month periods ended 30 September 2006.

22 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 10 November 2006.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the quarter ending September 30, 2006

ธนาคารกสิกรไทย
KASIKORNBANK 開華農民銀行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary for the Management Discussion and Analysis, for the Quarter ending September 30, 2006

For the third quarter of 2006, the Bank's consolidated net income equaled Baht 3,076 million, dropping by Baht 469 million, or 13.23 percent, from the second quarter. This was due mainly to increasing non-interest expense and falling net income from interest and dividends, with the latter being caused mainly by rising interest expense. In addition, the Bank also set aside provisions for bad debts and doubtful accounts, and incurred losses on debt restructuring, higher than those seen in the previous quarter. Due to the rising interest expense, the Bank's net interest margin for the third quarter of 2006 equaled 4.07 percent, falling from 4.26 percent in the second quarter of 2006.

As of September 30, 2006, the Bank's consolidated assets totaled Baht 908,459 million, rising by Baht 63,891 million, or 7.56 percent, over the end of the second quarter. This was due mainly to increases in securities purchased under resale agreements, plus investments and loans. Consolidated outstanding loans totaled Baht 654,029 million, increasing by Baht 19,359 million, or 3.05 percent, over the end of the second quarter. Meanwhile, non-performing loans of the Bank and our asset management company stood at 8.11 percent of the total outstanding loans at the end of the third quarter of 2006, dropping from 8.45 percent at the end of the preceding quarter. Total consolidated liabilities were reported at Baht 823,414 million, increasing by Baht 61,275 million, or 8.04 percent, over the end of the second quarter in the wake of rising deposits and borrowing. The Bank's consolidated deposits totaled Baht 730,209 million, increasing by Baht 43,045 million, or 6.26 percent, over the end of the second quarter, following rising fixed-term deposits as a result of higher deposits and rising interest rates offered by the Bank. Due to the Bank's post-dividend-payment profits, the total consolidated shareholders' equity amounted to Baht 85,044 million, increasing by Baht 2,616 million, or 3.17 percent, over the end of the second quarter. In the meantime, the capital adequacy ratio of the Bank and Phethai AMC, together, equaled 16.09 percent, with Tier-1 and Tier-2 capital accounting for 11.17 and 4.92 percent, respectively.

With regard to the Bank's core business operations during the third quarter of 2006, aside from launching new products to better serve both corporate and SME business customers, loans had grown 4.63 and 2.96 percent, respectively, over the end of the previous quarter. Similarly, the Bank earned a 4.45 percent gain in retail business loans, following impressive growth in every loan product. The Bank also set up new branches and ATMs during the third quarter, while customers' transactions through numerous electronic channels continued to achieve high growth. As for the capital markets business, the Bank served as an underwriter of debentures for many leading corporations during the third quarter of 2006, and witnessed a rise in income from both foreign exchange and interest rate risk management products over that of the same period of last year. However, the Central Treasury Department showed a 16.17 percent drop in total interest and dividend income from that seen in the second quarter, due to lower liquidity. This was a consequence of deposit competition among commercial banks, while the over-quarter rise in consolidated deposits was owed mainly to increasing deposits late in the third quarter.

In terms of risk management, the Bank continued to closely follow events – such as the recent flooding – that might affect our credit risk. Risk assessments and

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prompt responses were made in order to control risks and limit their impacts on our credit operations. Moreover, work proceeded on improvements in credit underwriting and collateral-related operational efficiency. As interest rates have likely reached their peak, the Bank, in order to reduce market risk, is preparing to adjust our loan and deposit structures to be ready for the coming downward trend in interest rates. In managing liquidity risk, the Bank has continued to issue short-term debentures. Meanwhile, the Bank is also devising more dedicated day-today liquidity management, to be ready for a change in the system's liquidity management practices, due to the BOT's move to close down the central bank's repurchase market in early 2007 and replace it with a private repo market.

Because of our emphasis on continual development of good corporate governance, the Bank has received more public recognition of our good corporate governance standards during the third quarter of 2006. Awards and recognition received during the period include the 'Best Corporate Social Responsibilities - CSR Award' and the 'Distinction in Maintaining Excellent Corporate Governance Report' award, presented during the 'SET Awards 2006' ceremony. The Bank was also honored with the 'Thailand Corporate Excellence Award 2006', presented by the Thailand Management Association (TMA), in cooperation with Sasin Graduate Institute of Business Administration of Chulalongkorn University, Bangkok.

Content

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1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the Third Quarter of 2006

Thai economic growth is expected to soften to 3.5 percent, year-on-year, in the third quarter of 2006, down from the 4.9 percent growth in Q2-2006. The third quarter growth was hurt by listless domestic spending, especially on investments, as well as a high-base comparison with last year. However, strong export performance continued to provide crucial support to the country's economic growth.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q3-2006	Q2-2006
Private Consumption	3.5%	3.7%
Investment	1.6%	3.9%
Private	3.2%	3.6%
Public	-2.1%	5.0%
Government Consumption	0.5%	3.4%
Exports	17.0%	16.0%
Imports	13.5%	3.3%
Trade Balance (USD Millions)	1,371	-1,705
Current Account (USD Millions)	2,377	-1,153
Headline CPI Inflation	3.6%	6.0%
Gross Domestic Product (GDP)	3.5%	4.9%

Source: KASIKORN RESEARCH CENTER CO., LTD.

Commercial bank lending has remained burdened by the cautious sentiment of consumers and the cooling investment. Meanwhile, competition between banks to attract and retain deposits continued, albeit to a lesser degree than in the previous quarter. This is because banks now realize that policy rates have reached their peaks, both at home and in the U.S., and may revert to downward trends in the foreseeable future.

❑ Regulatory Changes

- **Permission for Banks to Offer Bills of Exchange to the General Populace**

The Bank of Thailand (BOT) has issued a notification, ref. FawNawSor. (21) Wor. 115/2549, entitled, "Permission for Banks to Offer Bills of Exchange to (Borrow from) the General Populace", dated September 6, 2006, enacted to increase channels for commercial banks to mobilize capital, and increase savings alternatives for retail investors, wherein commercial banks are being allowed to issue bills of exchange denominated in Baht to, in effect, borrow from legal residents of Thailand. The provision also allows the offering of bills of exchange denominated in foreign currencies to persons or entities residing outside the Kingdom, or to domestic financial institutions legally registered to deal in foreign payment transactions per the Exchange Control Act, B.E. 2485, where such transactions are not specifically forbidden by law, or by BOT guidelines or controls intended to limit speculative dealing in foreign exchange transactions. With this new BOT regulation, banks are permitted to offer Sight or Time Bills at discounted or effective rates, as well as permitting certain other conditions. Commercial banks must clearly specify all terms and conditions relative to the selling of the bill of exchange to the customer.

This new regulation is expected to be beneficial to commercial banking operations, both in helping to significantly expand the customer base of the Bank – because previously, bills of exchange for borrowing by banks were permitted only in transactions with institutional investors – and in reducing the cost of funding for commercial banks, as banks will not have to make contributions to the Financial Institutions Development Fund (FIDF) for funds raised through bills of exchange, nor do the bills enter into calculations of maintenance of liquid assets by commercial banks.

1.2 Direction of Business Operations

The Bank places great importance on continual development of good corporate governance. Through this effort, the Bank has received public recognition of our good corporate governance standards. Awards and recognition received in the third quarter of 2006 include:

- The 'Best Corporate Social Responsibilities - CSR Award' presented during the 'SET Awards 2006' ceremony on July 26, 2006, with Money & Banking Magazine, in cooperation with the Stock Exchange of Thailand (SET), which bestowed this award. Of the total four listed companies so honored, the Bank was the only financial institution, to receive this award.
- The 'Distinction in Maintaining Excellent Corporate Governance Report' award, also presented during the 'SET Awards 2006' ceremony, which is an award presented to a listed company for maintaining sound corporate governance standards in its reports disseminated to the public. This was the Bank's second consecutive receipt of this award.
- As part of the 'Annual General Meeting – AGM' project performance criteria established by the Securities and Exchange Commission, Thailand (SEC), the Bank's conducting of our AGM was rated at over 100 points. The maximum standard score is 100, plus an additional bonus offering of a maximum 10 points, thereby allotting a possible aggregate maximum of 110 points. Of the total of three listed companies achieving a score over 100, the Bank was the only financial institution to do so.

- The 'Thailand Corporate Excellence Award 2006' was bestowed on the Bank by the Thailand Management Association (TMA), in cooperation with Sasin Graduate Institute of Business Administration of Chulalongkorn University, Bangkok, presented on September 28, 2006.

In addition to the above, the Bank continues to adhere to our social and environmental responsibilities by establishing a special workgroup specific to these matters to ensure the continual support of such endeavors.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Units: Million Baht)

	Q3-2006	Q2-2006	Change	Q3-2005	Change
Income from interest and dividends	13,144	12,838	306	9,412	3,732
Interest expense	4,631	4,050	581	1,740	2,891
Net income from interest and dividends	8,513	8,788	(275)	7,672	841
Bad debts and doubtful accounts (Reversals)	(426)	758	(1,184)	515	(941)
Loss on debt restructuring	1,884	556	1,328	743	1,141
Non-interest income	3,740	3,359	381	3,255	485
Non-interest expense	6,377	5,961	416	5,484	893
Income tax expense	1,342	1,327	15	589	753
Minority interests in net income	-	-	-	(18)	18
Net Income	**3,076**	**3,545**	**(469)**	**3,578**	**(502)**

For the third quarter of 2006, the Bank's consolidated net income equaled Baht 3,076 million, dropping by Baht 469 million, or 13.23 percent, from the second quarter. This was due mainly to an increase in non-interest expense of Baht 416 million, in the wake of increases in personnel and other expenses. In addition, net income from interest and dividends fell Baht 275 million from the second quarter, while a sum of provisions for bad debts and doubtful accounts and losses on debt restructuring increased Baht 144 million. However, in the third quarter, non-interest income rose Baht 381 million, following increases in fee and service income, as well as gains on exchange.

The Baht 275 million drop in net income from interest and dividends was due mainly to a rise in interest expense totaling Baht 581 million, as a consequence of Baht 501 million and 167 million increases in interest expense from deposits, and short-term borrowing, respectively. Nevertheless, income from interest and dividends rose Baht 306 million, due mainly to a Baht 623 million gain in interest income from loans. The increases in both interest income and expenses resulted from rising lending and deposit rates, along with loan and deposit growth.

When compared to the same quarter of last year, the Bank's consolidated net income fell Baht 502 million, or 14.03 percent. This was a result of an increase in non-interest expense totaling Baht 893 million. Corporate tax payments also rose Baht 753 million, because the Bank made greater use of expense deductions on corporate taxes.

However, in the third quarter, net income from interest and dividends increased Baht 841 million over the same quarter of last year, because of Baht 3,082 million and 320 million increases in interest income from loans, and interbank and money market items, respectively. Moreover, non-interest income also rose Baht 485 million, in the

wake of increasing fee and service income, as well as gains on exchange.

Income Structure

(Units: Million Baht)

	Q3-2006	Q2-2006	Change		Q3-2005	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	10,973	10,350	623	6.02	7,891	3,082	39.06
1.1 Loans	4,603	4,433	170	3.83	3,488	1,115	31.97
1.2 Overdrafts	2,939	2,806	133	4.74	2,278	661	29.02
1.3 Bills	3,431	3,111	320	10.29	2,125	1,306	61.46
2. Interbank and money market items	971	1,208	(237)	(19.62)	651	320	49.12
2.1 Deposits	862	1,125	(263)	(23.38)	545	317	58.17
2.2 Loans	28	48	(20)	(41.67)	39	(11)	(28.21)
2.3 Securities purchased under resale agreements	81	35	46	131.43	67	14	20.90
3. Hire purchase and financial lease income	138	100	38	38.00	4	134	3,350.00
4. Investments	1,062	1,180	(118)	(10.00)	866	196	22.63
Total Interest and Dividend Income	**13,144**	**12,838**	**306**	**2.38**	**9,412**	**3,732**	**39.65**
Non-Interest Income							
1. Fee and service income	2,739	2,535	204	8.05	2,363	376	15.91
1.1 Acceptances, avals, and guarantees	216	184	32	17.39	195	21	10.77
1.2 Others	2,523	2,351	172	7.32	2,168	355	16.37
2. Gains on exchange	552	410	142	34.63	392	160	40.82
3. Other income	449	414	35	8.45	500	(51)	(10.20)
Total Non-Interest Income	**3,740**	**3,359**	**381**	**11.34**	**3,255**	**485**	**14.90**
Total Income	**16,884**	**16,197**	**687**	**4.24**	**12,667**	**4,217**	**33.29**

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Diversification of Income


Q3-2006
Other Income
2.66%
Gains on Exchange
3.27%
Fee and Service Income
16.22%
Income from Investments
6.29%
Hire Purchase and
Financial Lease
0.82%
Income from Interbank and
Money Market Items
5.75%
Income from
Loans
64.99%
Q2-2006
Gains on Exchange
2.53%
Other Income
2.56%
Fee and Service Income
15.65%
Income from Investments
7.29%
Hire Purchase and
Financial Lease
0.62%
Income from Interbank and
Money Market Items
7.46%
Income from
Loans
63.90%

❑ Net Income from Interest and Dividends

For the third quarter of 2006, the Bank's consolidated net interest and dividend income equaled Baht 8,513 million, dropping by Baht 275 million, or 3.14 percent, from the second quarter of this year. This was a consequence of rising interest expense totaling Baht 581 million, following a Baht 501 million increase in interest expense from deposits in tandem with rising deposits and their interest rates. Also, interest expense from short-term borrowing rose Baht 167 million. However, income from interest and dividends rose Baht 306 million, due to a Baht 623 million gain in income from loans – in light of rising lending rates and loan expansion – overshadowing the Baht 237 million and 118 million decreases in interest income from interbank and money market items, and investments, respectively.

In comparison to the same quarter of last year, consolidated net interest and dividend income increased by Baht 841 million, or 10.96 percent. This was a result of significant gains in interest and dividend income totaling Baht 3,732 million, or 39.65 percent, benefiting from loan growth and rising lending rates. Meanwhile, interest expense rose Baht 2,891 million, due mainly to increasing deposit rates.

For the third quarter of 2006, the Bank's net interest margin stood at 4.07 percent, falling from a 4.26 percent rate in the second quarter, but rising significantly over the 3.79 percent rate in the same quarter of last year.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

For the third quarter of 2006, the Bank and its subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 1,458 million, rising by Baht 144 million over the previous quarter. This increase was owed mainly to a Baht 1,328 million rise in losses on debt restructuring, though allowances for doubtful accounts fell by Baht 1,184 million.

Compared to the same period of last year, the Bank's consolidated allowances for doubtful accounts and losses on debt restructuring rose by Baht 200 million.

❑ Non-interest Income

For the third quarter of 2006, the Bank's consolidated non-interest income was Baht 3,740 million, increasing by Baht 381 million, or 11.34 percent, over the previous quarter. This was due mainly to an increase in fee and service income totaling Baht 204 million, or 8.05 percent, particularly from bancassurance, credit card and guarantee and aval-related transactions. Moreover, gains on exchange improved by Baht 142 million, or 34.63 percent over the second quarter of 2006.

Compared to the same period of last year, the Bank's consolidated non-interest income rose by Baht 485 million, or 14.90 percent, due mainly to rising fee and service income totaling Baht 376 million, or a 15.87 percent gain. This income was mainly attributable to bancassurance, cheque issuances, credit cards, guarantees and avals, as well as ATM-related transactions. Also, gains on exchange increased by Baht 160 million, or 40.82 percent, over the same quarter of last year.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the third quarter of 2006 equaled Baht 6,377 million, rising by Baht 416 million, or 6.98 percent, over the preceding quarter. This was attributable to personnel bonus provisioning, higher impairment losses on foreclosed properties, and expenses related to the Bank's strategic operations.

In comparison to the same period of last year, the Bank's consolidated non-interest expense rose Baht 893 million, or 16.28 percent. This showed the results of a rise in other expenses totaling Baht 606 million, following higher impairment losses on foreclosed properties, together with advertising and marketing expenses.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Sep 30, 2006	Jun 30, 2006	Change		Dec 31, 2005	Change	
			Million Baht	Percent		Million Baht	Percent
Assets	**908,459**	**844,568**	**63,891**	**7.56**	**837,309**	**71,150**	**8.50**
Liabilities and Shareholders' Equity							
- Total liabilities	823,414	762,139	61,275	8.04	759,193	64,221	8.46
- Total shareholders' equity	85,045	82,429	2,616	3.17	78,116	6,929	8.87
Total Liabilities and Shareholders' Equity	**908,459**	**844,568**	**63,891**	**7.56**	**837,309**	**71,150**	**8.50**

❑ Assets

As of September 30, 2006, the Bank's consolidated assets equaled Baht 908,459 million, rising by Baht 63,891 million, or 7.56 percent, over the end of the second quarter. The items having significant changes are shown in the following:

- Securities purchased under resale agreements, as of the end of September 2006, amounted to Baht 30,560 million, up by Baht 29,560 million, or 2,956.00 percent, over the end of the preceding quarter. In addition, net investments, as of September 30, 2006, equaled Baht 101,305 million, rising by Baht 19,627 million, or 24.03 percent. These increasing items

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were the result of the Bank's management of liquidity aimed at achieving the highest efficiency.

- Loans, as of September 30, 2006, totaled Baht 654,029 million, rising by Baht 19,359 million, or 3.05 percent, over the end of the second quarter of 2006, due mainly to an increase in new loans (net of repayments) totaling Baht 20,842 million, whereas loan write-offs amounted to Baht 1,483 million.

In comparison to the end of 2005, the Bank's total consolidated assets rose by Baht 71,150 million, or 8.50 percent. The items having significant changes are as follows:

- Interbank and money market items (on the asset side) and securities purchased under resale agreements, as of September 30, 2006, rose by Baht 16,427 million and 21,060 million over the end of 2005, respectively, due to the Bank's management of liquidity aimed at achieving the highest efficiency.
- Loans, as of September 30, 2006, rose by Baht 27,082 million, or 4.32 percent, over the end of 2005, due mainly to an increase in new loans (net of repayments) totaling Baht 32,710 million, whereas loan write-offs amounted to Baht 5,628 million.

❑ Liabilities and Shareholders' Equity

Consolidated liabilities of the Bank, as of September 30, 2006, totaled Baht 823,414 million, rising by Baht 61,275 million, or 8.04 percent over the end of the second quarter. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of September 30, 2006, equaled Baht 730,209 million, up by Baht 43,045 million, or 6.26 percent, over the end of the second quarter. This was due mainly to increasing fixed-term deposits, following increased deposits and upward adjustments in deposit rates by the Bank.
- Borrowing, as of September 30, 2006, totaled Baht 47,216 million, increasing by Baht 13,673 million, or 40.76 percent, over the end of the preceding quarter. Of this increase, short-term borrowing rose Baht 13,808 million, or 99.07 percent, in tandem with the Bank's short-term debenture issuances, aimed at liquidity management and increasing investment alternatives for the public.

Compared to the end of 2005, total consolidated liabilities of the Bank, as of September 30, 2006, rose by Baht 64,221 million, or 8.46 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of September 30, 2006, increased by Baht 39,872 million, or 5.78 percent, over the end of 2005. This was mainly attributed to rising fixed-term deposits, resulting from both increased deposits and upward adjustments in deposit rates by the Bank.
- Borrowing, as of September 30, 2006, rose by Baht 20,230 million, or 74.96 percent, over the end of 2005, due mainly to increasing short-term borrowing, totaling Baht 20,929 million, or 307.08 percent. This helped improve the Bank's funding structure management, as well as provide more alternatives in investments to the public.

As of September 30, 2006, total shareholders' equity was Baht 85,045 million, increasing by Baht 2,616 million, or 3.17 percent, over the end of the second quarter, and by Baht 6,929 million, or 8.87 percent, over the end of 2005. This was due mainly to the Bank's remaining net profits, after paying out dividends to our shareholders.

❑ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. Impairments on investments are determined in accordance with accounting standards. Investments, classified by the type of investment, as of the end of September 2006, are shown below:

Investments

(Units: Million Baht)

Type of Investment	Sep 30, 2006	Percent	Jun 30, 2006	Percent	Dec 31, 2005	Percent
Debt Instruments	**95,788**	**94.55**	**75,910**	**92.94**	**92,402**	**92.81**
Government and State Enterprise Securities						
• Trading investments	12,140	11.98	6,017	7.37	1,155	1.16
• Available-for-sale investments	42,449	41.90	30,342	37.15	26,125	26.24
• Held-to-maturity investments	11,660	11.51	11,718	14.35	21,708	21.80
Private Enterprise Debt Instruments						
• Trading investments	1	-	-	-	-	-
• Available-for-sale investments	1,553	1.53	1,742	2.13	2,178	2.19
• Held-to-maturity investments	980	0.97	1,001	1.23	223	0.23
Foreign Debt Instruments						
• Available-for-sale investments	22,896	22.60	17,219	21.08	27,522	27.64
• Held-to-maturity investments	4,109	4.06	7,871	9.63	13,491	13.55
Equity Securities	**5,517**	**5.45**	**5,768**	**7.06**	**7,163**	**7.19**
Trading Investments	327	0.32	238	0.29	-	-
Available-for-sale Investments	868	0.86	919	1.13	1,086	1.09
General Investments	3,877	3.83	4,112	5.03	5,626	5.65
Investments in Subsidiary and Associated Companies	445	0.44	499	0.61	451	0.45
Total Investments – Net	**101,305**	**100.00**	**81,678**	**100.00**	**99,565**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of September 2006, totaled Baht 14,646 million, decreasing by Baht 267 million from the end of 2005, due to the following activities:

- Net cash used in operating activities totaled Baht 1,339 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 16,398 million, while securities purchased under resale agreements rose by Baht 21,060 million. Loans increased by Baht 32,224 million, likewise deposits and interbank and money market items (on the liabilities side) rose by Baht 39,872 million and Baht 1,982 million, respectively. At the same time, short-term borrowing showed an increase of Baht 20,929 million.
- Net cash from investment activities was Baht 4,991 million. This amount comprised cash received from the disposal of available-for-sale

investments totaling Baht 66,297 million, cash received from the redemption of debt instruments held to maturity totaling Baht 20,682 million, cash payments on available-for-sale investments of Baht 76,587 million, and cash payments on debt instruments held to maturity of Baht 3,201 million.

- Net cash used in financial activities totaled Baht 3,918 million, due mainly to the Bank's dividend payments.

❑ Capital Expenditures

To enhance service efficiency, during the third quarter of 2006, the Bank's capital expenditures were spent primarily on information technology (IT), totaling Baht 1,951 million. Capital expenditures on other fixed assets totaled Baht 528 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of September 30, 2006, the Bank and its subsidiary companies had a capital base of Baht 103,587 million, comprising Tier-1 capital totaling Baht 71,932 million, and Tier-2 capital totaling Baht 31,655 million. The capital adequacy ratio of the Bank and Phethai AMC equaled 16.09 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are as follows:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
Tier-1 Capital	11.17	10.47	9.94	9.53	9.58
Tier-2 Capital	4.92	5.03	5.12	4.93	4.93
Total Capital Requirements	**16.09**	**15.51**	**15.07**	**14.47**	**14.51**

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and its AMCs. However, from the first quarter of 2006 onward, only risk assets of the Bank and Phethai AMC are included in calculations, as Ploy AMC has been closed down and is being liquidated.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
Tier-1 Capital	11.65	11.62	11.53	10.50	10.14
Tier-2 Capital	4.92	5.03	5.12	4.93	4.93
Total Capital Requirements	**16.57**	**16.66**	**16.65**	**15.43**	**15.07**

❑ Credit Ratings

In the third quarter of 2006, Moody's Investors Service raised our Bank Financial Strength Rating from D to D+ with a stable outlook. Meanwhile, the Bank's credit ratings given by Standard & Poor's and Fitch Ratings remained unchanged from the end of June 2006. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Ratings Agencies	September 30, 2006	June 30, 2006
Moody's Investors Service ***		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa2	Baa2
- Deposit	Baa1 **	Baa1 **
Short-term - Debt/Deposit	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D+	D
Outlook for BFSR	Stable	Positive
Standard & Poor's ***		
Long-term - Debt	BBB	BBB
- Subordinated Debt	BBB-	BBB-
Bank Fundamental Strength Rating (BFSR)	C	C
Short-term - Debt/Deposit	A-2	A-2
Outlook	Stable	Stable
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB+
- Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposit	F2	F2
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Note: * Moody's Investor Service does not assign ratings to the Bank's long-term debt.

** Long-term deposits are rated only by Moody's Investor Service.

*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

Despite more stable oil prices and inflation seen during the third quarter of 2006, the Bank's corporate business operations continued to be affected by declining consumer sentiment and cooling investment spending, due mainly to the pervasive political uncertainty. Still, competition in this segment remained intense, especially among large Thai commercial banks, as it is a key traditional business base where sizable fee-based income has been generated in the past.

❑ Business Operations in the Third Quarter of 2006

The Bank's Corporate Business Operations during the third quarter of 2006, classified by customer segment and product group, are summarized in the following:

Customer Segment

- **Multi-Corporate Business**

During the third quarter of 2006, the Bank proceeded with plans to increase fee-based income from the money and capital markets. This was achieved using end-to-end products covering all aspects of customers' supply chains. In addition, the Bank conducted surveys of customers' financial needs, with the aim of developing products that better suit their business operations in more specific ways. Meanwhile, bank/customer relationships have been reinforced via various activities, including seminars and workshops.

- **Large Corporate Business**

In the third quarter of 2006, the Bank continued to register satisfactory growth in interest income, which was due to loan extension, particularly in trade finance. Also, the Bank was able to extend loans to businesses receiving investment promotion privileges from the authorities, particularly in electronics, automobiles and agriculture. As for fee-based business, the Bank's wide range of integrated products and services – covering a whole spectrum of credit facilities, as well as products and services of KASIKORNBANKGROUP subsidiaries – has enabled us to meet our growth target for fee-based income, particularly from trade finance, letters of indemnity-borrowing, and foreign exchange services. As for marketing activities, the Bank has continued to cultivate close relationships with our customers by arranging numerous campaigns and programs, including seminars, which we believe will be useful to our customers' business development.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

The Bank's domestic credit products registered satisfactory loan growth, while fee-based income from letters of indemnity-borrowing also met their target during the third quarter of 2006. This success was due to the Bank's unceasing product development, which resulted in a new line of products and services that are more convenient and better fit the financial needs of corporate customers. At the same time, the Bank has introduced products with better risk control, such as a dealer financing product in the form of a P/N credit line that comes with control features to make sure that the credit line is drawn on in accordance with invoices on goods ordered, thus meeting customers' stated

business objectives. Furthermore, our work and credit procedures have been upgraded and streamlined for higher operational efficiency and better service.

- **Trade Finance**

The Bank's international trade transactions continued to grow at a satisfactory pace during the third quarter, outpacing the country's international trade growth. Furthermore, the Bank's trade finance lending continued to register broad-based growth throughout all customer groups. As for fee-based income, satisfactory growth has also been witnessed, following an expansion in our international trade volume.

- **Cash Management**

The Bank has continued to pursue several promotional activities to help our customers, especially in Bangkok and the metropolitan area, to have a better understanding of the BOT's new guidelines on electronic payment services. In addition, the Bank has rolled out new products that will help us better meet customer needs in all groups. Of note is a supply chain financing product that integrates collection, payment and credit services into a comprehensive service solution for better liquidity and cost management for corporate customers. At the same time, the Bank also offers the opportunity for trading partners in the customers' supply chains to receive our financial services, which should be beneficial to their business operations, especially for trading partners in the SME segment.

- **Securities Services**

The Bank's securities services also grew well in the third quarter, due particularly to mutual funds investing in short-term debentures. In addition, after the Bank was appointed as a custodian for mutual funds managed by TMB Asset Management Co., Ltd., our market share in the custodial business moved up to the top spot. In custodial services for provident funds, the Bank has maintained our market share leadership. At the same time, our registrar services for unit trusts and debentures have registered higher growth, due to the launches of new mutual funds. As for our agency services – in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs and as a bondholder representative – the Bank has been able to retain our customer base, despite the ongoing political turmoil and a decline in domestic investment.

- **Bancassurance Services**

The Bank, in cooperation with alliance partners, continued to upgrade our life insurance products, making them more competitive in terms of protection, premiums, fees and other services offered to customers. Of note is our Perfect Business Shield product, which is a credit insurance product. Also, in collaboration with the Bank's life and non-life insurance partners, group insurance products have been developed, providing comprehensive protection and benefits to the employees of customers' businesses. These include a wide range of products in group life insurance, group accident insurance and group health insurance.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of September 30, 2006, compared to the end of June 2006 – are shown as in the following:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
Corporate Business Loans	**100.00**	**227,856**	**217,781**	**10,075**	**4.63**
Customer Segment					
Multi-Corporate Business Segment	39.33	89,609	88,097	1,511	1.72
Large Corporate Business Segment	60.67	138,247	129,683	8,564	6.60

As of the end of September 2006, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 227,856 million, increasing by Baht 10,075 million, or 4.63 percent, from the end of June 2006. Categorized by customer segment, Multi-Corporate Business Segment and Large Corporate Business Segment loans grew by 1.72 and 6.60 percent from the end of the second quarter, respectively.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
Corporate Business Loans	100.00	227,856	217,781	10,075	4.63
Product Group					
Domestic Credit Products	73.91	168,418	162,956	5,462	3.35
Trade Finance	25.62	58,368	53,582	4,786	8.93
BIBF	0.44	1,001	1,181	(180)	(15.27)
Other Loans	0.03	69	61	8	12.63

Categorized by product group, as of the end of September 2006, trade finance loans continued to show impressive growth of 8.93 percent over the end of June 2006. Domestic credit loans also grew by 3.35 percent, although BIBF loans fell by 15.27 percent from the end of the second quarter, as the weak U.S. Dollar trend helped accelerate debt repayments by customers.

3.2 SME Business Operations

❑ Changes in the Operating Environment

During the third quarter of 2006, the business of SME loans was affected by adverse economic conditions, continued from the first half of the year. At the same time, commercial banks became more cautious towards new lending, due to concerns over possible loan delinquency. However, competition in the SME segment remains

intense, as banks and other loan providers view that there are still plenty of potential for the SME market to support further growth in such business.

❑ Business Operations in the Third Quarter of 2006

During the third quarter of 2006, the Bank continued to develop and improve our complete range of SME products with a special emphasis on bundled products, both of the Bank and those of KASIKORNBANKGROUP. Of note were our "K-Export Credit & Guarantee", which is a guarantee and collection product offered in cooperation with KASIKORN FACTORING Co., Ltd., to mid-sized SME exporters. Also, "K-Trade Plus", a trade finance facility, is offered to both mid and small-sized SMEs. In addition, there is "K-SME Credit", which is special loans for SMEs offered with fast track approval, in which customers applying for credit lines not exceeding Baht 10 million will learn of the Bank's decision within 3 working days after the submission of application forms and relevant documents. Besides this, other products are already in the pipeline and will be introduced throughout the rest of the year.

At the same time, the Bank has organized various marketing campaigns, such as seminars and advisory services provided to business customers, information booths at trade fairs and other events set up in cooperation with the Bank's alliance partners both in the private and the public sectors, as well as promotional activities held to foster better bank/customer relationships.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of September 30, 2006, compared to the end of the second quarter – is shown as in the following:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
SME Business Loans	100.00	239,822	232,924	6,897	2.96
Customer Segment					
Medium-Enterprise Segment	61.39	147,218	142,721	4,497	3.15
Small-Enterprise Segment	24.66	59,142	57,004	2,138	3.75
Micro-Business Segment	13.95	33,462	33,199	263	0.79

As of the end of September 2006, SME business loans, as supervised by the SME Business Division, totaled Baht 239,822 million, up by Baht 6,897 million, or 2.96 percent over the end of the previous quarter. This was due to loan growth in every customer segment, especially the Medium-Enterprise and Small-Enterprise segments.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
SME Business Loans	100.00	239,822	232,924	6,897	2.96
Product Group					
Domestic Credit Products	94.45	226,520	220,615	5,904	2.68
Trade Finance	5.50	13,183	12,209	974	7.98
Other Loans	0.05	119	100	19	18.84

Categorized by product group, as of the end of September 2006, domestic credit products had received the largest proportion of loan extension, totaling Baht 5,904 million over the end of the second quarter, followed by trade finance loans, which had grown Baht 974 million over the end of June 2006.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

Credit Cards

Despite a lack of clear improvement in the economic fundamentals over the previous quarter, competition between bank and non-bank credit card providers remained intense. In addition to various campaigns to expand customer bases and encourage credit card spending, card providers have shifted their marketing focus to higher income segments, with an aim of capturing larger shares there. As for the card-accepting business, bundled products, such as those bundled with trade finance products and Electronic Data Capture (EDC) device rental services, have remained the prominent sales strategy of choice. Meanwhile, in expanding their card-accepting business customer base, banks have begun to rely more on outsourced services for finding new customers, depending less on their traditional branch outlets. Besides this, the use of price competition continued to moderate, as card providers have begun to realize that their margins have been hurt by their aggressive pricing strategies.

Deposits and Fee-based Income

During the third quarter, deposit competition among commercial banks continued, especially through special fixed-term accounts offering attractive rates, albeit to a lesser degree than during the first quarter to early in the second quarter. In foreign exchange activities, competition remained strong amid rising demand for non-major foreign currencies for use in outbound travel, though foreign tourist sentiment has been affected by the September 19 coup.

Mutual Fund Business

General public interest toward mutual funds investing in equities and long-term debt securities was hurt during the third quarter, due to volatile market conditions and rising deposit rates, especially for fixed-term deposit accounts. Still, competition in the mutual fund business remained strong, especially with funds investing in the public sector's debt securities having maturities not exceeding one year. Price competition also heightened, as management fees were slashed to attract investors. In addition, a host of new mutual fund regulations issued by the Securities and Exchange

Commission, especially in July, requiring full compliance within one year, may result in more paperwork and expense at asset management companies.

Electronic Banking Services

Through various marketing campaigns, banks continued to increase their volume of electronic banking transactions, especially through the internet and ATM machines. In addition, the Bank's ATM machines have been upgraded to facilitate more payment services, including payments for low-cost airline fares. Meanwhile, non-bank players, such as telecommunication companies, have continued to push ahead in marketing their payment services, especially in cooperation with alliance partners such as stores.

❑ Business Operations in the Third Quarter of 2006

During the third quarter of 2006, the Bank's progress in product and service developments included the following:

Product Group

- **Consumer Loans**

Despite the slowdown in the property sector, which was a result of consumers' declining purchasing power in the face of inflation, higher oil prices and rising interest rates, the Bank continued to move forward with the launch of several promotional campaigns to grasp greater market shares of housing loans. Many of these campaigns were launched through collaboration with our alliance partners in the property development business. Of note is our "K-Home Equity", which is a personal loan product where housing or other property is used as collateral, and customers have the flexibility to choose between term loans, O/D, or both types. In addition, there have been activities promoting the Bank's education loan products, so called "K-Education Loan", for students attending leading universities, which should result in a new alternative for students in funding their higher education.

- **Credit Cards**

During the third quarter of 2006, the Bank, in cooperation with alliance partners, continued to organize various marketing campaigns to encourage credit card spending, especially among inactive accounts, as well as promote the Bank's cash advance service. For the card-accepting business, the Bank, in cooperation with leading department stores, has introduced a single card-accepting service campaign, in addition to the existing sales-slip purchase campaign, the progress of which has resulted in the Bank's higher card-accepting business volume during the latter part of the third quarter.

- **Deposits and Fee-based Income**

During mid-August and September, the Bank introduced two new fixed deposit products with attractive interest rates: "Fixed Deposit Flexible 8 Months 5%" and "Fixed-Plus Fixed Deposits". These products not only helped us to better compete for deposits, but also provided more savings alternatives to the general public. For the debit card business, the Bank organized various promotional campaigns to increase our customer base and encourage card spending. Meanwhile, the Bank continued to promote the K-mAlert service, in which fund transfers executed at our ATMs are confirmed to recipients through mobile phone SMS alerts. For foreign exchange activities, the Bank has set up nine additional foreign exchange booths, bringing the total to fifty-three, as of the third quarter of 2006. In addition, mobile foreign exchange booths were put in service at trade fairs and other events, further enhancing our sales capability.

- **Mutual Fund Business**

During the third quarter, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched thirteen mutual funds, comprising funds investing in debt securities, as well as the K-Global Equity Fund, which invests in equity funds abroad.

- **Bancassurance Business**

During the third quarter, the Bank introduced our second personal accident insurance product and a cash injury protection insurance product for our credit card customers, following a satisfactory reception for the first such product, offered during June and mid-August 2006. The Bank has also been successful in raising our fee income from sales through branch channels, especially with the Ruang Khao Sasomsup 715 product. This was evident in our fee income from bancassurace business during the first nine months of the year, growing more than 220 percent over the same period of last year.

Sales and Service Channels

- **Branch Network**

To better serve our customers, the Bank, during the third quarter of 2006, set up thirty-five new branches, with twelve in Bangkok and the metropolitan area, and another twenty-three upcountry. In addition, all our service channels have been upgraded for better service to each and every segment of KBank customers.

- **K-Contact Center**

Since the third quarter of 2006, customers can submit applications for the Bank's products and services, including K-mAlert, K-mBanking and credit cards, through the K-Contact Center. In addition, applications for K-mPay service can be made through the center's Interactive Voice Response (IVR) system. Through the K-Contact Center, customers can offer suggestions or make enquiries into our products and services, while the Bank can also use this channel to conduct surveys of customers, as well as inform them of our new products and promotional campaigns.

- **Electronic Banking Services**

1. K-ATM, K-CDM and K-PUM

K-ATM

As of September 2006, the number of the Bank's ATMs came to about 2,900 units, up from 2,586 units as of June 2006. Meanwhile, customers can now apply for our K-mBanking service, through which requests for their financial information can be processed via mobile phones, at our ATMs. In addition, the Bank's ATMs have been made ready to accept inputs of the new 10-digit mobile phone numbers.

K-CDM

The Bank's Cash Deposit Machines, as of the third quarter of 2006, totaled about 190 units, up from 138 units at the end of June 2006.

K-PUM

The Bank's Passbook Update Machines, as of the third quarter of 2006, totaled about 430 units, up from 321 units at the end of June 2006.

2. Internet Banking

K-Cyber Banking

During the third quarter, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 13.82 percent over the

previous quarter. Also, for greater customer convenience, K-Cyber Banking can now handle credit card applications, and customers can track their application status online.

K-Biznet Banking

The number of customers with our K-Biznet Banking service for small businesses, as of September 2006, had registered a growth rate of 11.96 percent over the previous quarter.

To improve our service, the Bank has introduced an Online Demo program in which customers can find their way through our internet banking services. The program is also a great help for training both the Bank's staff and the K-Contact Center staff. In addition, the K-Biznet Banking interactive format has been upgraded to comply with KBank's product domain concept. The system is also ready for 10-digit mobile phone numbers. Furthermore, customers can now track their internet transactions on a same-day basis, in addition to transactions made via KBank's branches and ATMs.

3. K-mPay

During the third quarter, the Bank's K-mPay service enjoyed 220.76 percent growth over the previous quarter. For greater customer convenience, applications for K-mPay service can be made through the IVR system of the K-Contact Center. At the same time, verification of customer PINs for K-mPay transactions has been improved for greater security. Besides this, a website has been set up for customers to check and verify their K-mPay transactions, for greater customer convenience.

4. K-Payment Gateway

The Bank's payment service for online businesses has recorded growth of 38.63 percent over the previous quarter in the number of stores using our services. This is due to our commitment to product development. For example, payment approvals have been made faster and more efficient, and the system can now handle a larger volume of transactions. Customer opinion surveys can also be conducted online, the information of which will be used to further improve the Bank's products and services.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product

(Units: Million Baht)

	Percent of Total Retail Business Loans	Loans		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
Retail Business Loans	100.(	88,199	84,444	3,756	4.45
Housing Loans	79.42	70,046	67,549	2,497	3.70
Credit Card Loans	15.77	13,911	12,911	1,000	7.75
Consumer Loans	4.81	4,242	3,984	258	6.48

As of September 30, 2006, total retail business loans, under the supervision of the Retail Business Division, were Baht 88,199 million, increasing by Baht 3,756 million, or 4.45 percent, over the end of the second quarter. The increase in the Division's total loans during the third quarter was due mainly to a Baht 2,497 million increase in housing loans, equaling a market share of 79.42 percent, the highest.

However, in terms of percent change, the product with the highest growth was credit card loans, which grew by 7.75 percent over the end of the previous quarter.

- **Deposit Products**

Proportion of Deposits Classified by Product Group
(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Sep 30, 2006	Jun 30, 2006	Million Baht	Percent
Total Deposits	**100.00**	**595,653**	**559,788**	**35,865**	**6.41**
Current Accounts	1.9	11,863	12,606	(743)	(5.89)
Savings Accounts	41.19	245,321	265,104	(19,782)	(7.46)
Fixed-Term Deposit Accounts	56.82	338,468	282,078	56,390	19.99
From 3 months to less than 6 months	27.28	162,492	171,237	(8,745)	(5.11)
From 6 months to less than 1 year	19.58	116,622	69,735	46,887	67.24
From 1 year to less than 2 years	9.1	54,341	35,365	18,976	53.66
More than 2 years	0.8	5,012	5,740	(727)	(12.67)

As of September 30, 2006, the Retail Business Division's total deposits amounted to Baht 595,653 million, rising by Baht 35,865 million, or 6.41 percent, over the end of the second quarter. This was due mainly to an increase in fixed-term deposits totaling Baht 56,390 million, especially in the tenors of 6 months to less than 2 years after the Bank launched new special fixed-term deposit accounts in the third quarter of 2006.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

During the third quarter of 2006, the Thai government bond yield curve flattened further compared to the first half of the year. This was due to a sharp decline in medium- to long-term yields, as investors viewed that policy rates had reached their peaks, and could revert to downward trends in the foreseeable future. Although a flattened yield curve should have encouraged issuance of long-term corporate debentures, supply activities were rather slow, due to the downbeat investment sentiment, in general. This had prompted some corporations to postpone their debenture offerings. As a result, new debenture issuances during the third quarter showed only meager growth over the previous quarter.

In foreign exchange activities, volatility continued to rule the markets, while the Baht continued its upward trend, despite intervention efforts by the authorities due to concern that the Baht's volatility might have become excessive. Also, the September 19 coup added to the Baht's fluctuation, as it weakened when traders learned of the coup, before staging a rebound after the realization that the coup was without violence and stability was secured. Going forward, political uncertainty facing the interim government may still affect the Baht's position.

❑ Business Operations in the Third Quarter of 2006

During the third quarter of 2006, the Bank's progress in product and service developments included the following:

- **Corporate Finance**

In the third quarter of 2006, the Bank served as an underwriter of debentures for leading corporations, such as TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED and the SIAM CEMENT PUBLIC COMPANY LIMITED, retaining our leadership as a top underwriter of debentures. The Capital Markets Business Division also successfully underwrote the issuance of structured notes, such as the SET50 Note and Extendable Note, which provide greater investment alternatives to investors by offering attractive gains, but limited downside risks.

- **Currency and Interest Rate Risk Management Products**

Due to volatility in foreign exchange and the appreciating trend of the Baht, customers have shown eager interest in the Bank's foreign exchange risk management products. New products, such as F/X options, were introduced, widening customers' choices in foreign exchange risk management tools. As for interest rate risk management, there was great demand for the Bank's products as customers realized that policy rates, both at home and abroad, were close to their peaks and might be trimmed afterwards. Due to customers' enthusiastic response to our risk management solutions, the Bank has witnessed a rise in income from both foreign exchange and interest rate risk management products, over the same period of last year.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the third quarter of 2006, policy interest rates, both at home and abroad, were unchanged from the end of the previous quarter. While the Bank of Thailand maintained its 14-day repurchase rate at 5.00 percent, the U.S. Federal Reserve kept its Fed Funds rate at 5.25 percent. Meanwhile, deposit competition among commercial banks continued, albeit at a lesser degree than during the first quarter to early in the second quarter. At the same time, the Bank of Thailand has allowed commercial banks to offer bills of exchange to retail depositors, resulting in greater savings alternatives for the general public and financing options for banks.

❑ Business Operations in the Third Quarter of 2006

Amid the changing liquidity situation as a result of deposit competition, as well as diminishing pressure on interest rates, the Central Treasury Department has adjusted the Bank's investment portfolio accordingly. Meanwhile, the Central Treasury Department continued in its goal of managing liquidity exclusively for the Bank (i.e., the Banking Book) with the aim of achieving maximum benefit from the Bank's investments within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. This is in addition to the Department's task of interest risk management, as well as liquidity management for the operations of the Bank's various business units, in accordance with the Bank's policies and BOT requirements.

❑ Financial Position and Operating Performance

As of the end of the third quarter of 2006, the total average investments of the Central Treasury Department were Baht 152,916 million, decreasing by Baht 33,486 million, or 17.96 percent, from the end of the second quarter. Investments in the money market accounted for 48.04 percent of the total investments, while investments in the capital market accounted for the remaining 51.96 percent.

Central Treasury Department's Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q3-2006	Q2-2006	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	52.62	964	1,208	(244)	(20.20)
Investments	47.38	868	977	(109)	(11.20)
Total	**100.00**	**1,832**	**2,185**	**(353)**	**(16.17)**

Note: * The figures above are managerial figures.
** Including loans.

In the third quarter of 2006, the Central Treasury Department earned total interest and dividend income of Baht 1,832 million, decreasing by Baht 353 million, or 16.17 percent, from the second quarter of 2006. This was attributed to the Bank's lower liquidity, following deposit competition among commercial banks, while the over-quarter rise in the Bank's consolidated deposits was owed mainly to increasing deposits late in the third quarter.

4. Risk Management and Risk Factors [1]

4.1 Credit Risk Management

During the third quarter of 2006, the Bank continued to closely follow events that might affect our credit risk. Risk assessments and prompt responses, including debt restructuring for our performing loans, were made in order to control risks and limit their impacts on our credit operations. For example, we found that the flooding in Nan had affected 105 of our retail customers in the province, mostly in vehicle and parts, agriculture and agri-business industries, with an exposure of 8.5 percent of the Bank's total lending in that province. As for the bombings in Had Yai that took place in mid-September, as well as the ongoing calamity in the three southernmost provinces, we have found that the impact on the Bank's loan quality has not been serious, as new NPLs during the first nine months of this year have not shown any material increase over the same period of last year.

For more efficient credit underwriting operations, the Bank has further extended the use of the Credit Management and Administrative System (CMAS) in storing customer credit and credit approval data to cover our multi-corporate and corporate banking customers, with completion targeted by year-end 2006. At the same time, we are in the process of developing a similar system for medium-sized enterprises with the aim of implementation within 2007.

Besides this, the Bank has conducted reviews, at least twice a year, of qualitative factors which may affect credit risks of our customers in the multi-corporate and corporate banking segments. Such factors cover the status and outlook of industries, marketing strategies, management and management structures of customers' businesses, as well as their credit ratings. As for post-credit approval operations, the Bank has set up more operations centers in the provinces in order to create standardized and efficient operations in preparing contracts, setting up and controlling credit lines, as well as maintaining lending agreements and collateral documents.

In addition, an intranet platform Collateral Appraisal Tracking (CAT) system has been put in place for faster and better cost-efficient tracking of customers' collateral and collateral appraisals. The system is expected to provide great support to various analytical management tasks, as well as tasks involving collateral appraisals and credit approvals.

Various training programs have also been conducted for our credit staff, with tests being held every two years to measure their skills and competency, and on which the latest results were highly satisfactory. Following the success of training programs for staff in the area of commercial lending, the Bank is in the process of developing similar programs for consumer lending. In the near future, such credit skill-enhancing programs are also planned for the entire KASIKORNBANKGROUP to ensure the group's consistency and coherency in credit operations.

- **Outstanding Loans**

As of September 30, 2006, the Bank's consolidated outstanding loans totaled Baht 654,029 million, increasing by 3.05 percent over the Baht 634,670 million at the end of June, 2006.

As of September 30, 2006, 59.71 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2005.

borrowers, excluding Phethai AMC and companies in KASIKORNBANKGROUP, accounted for Baht 39,285 million, or 6.06 percent of the Bank's total loan portfolio, which was not high. Classified by customer type, juristic persons accounted for 399,553 million, or 61.60 percent of outstanding loans, while sole proprietorships and individual customers accounted for the remaining 38.40 percent of total outstanding loans. In terms of maturities, credit with maturities of less than or equal to one year accounted for 63.91 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2006
40.29
59.71
As of June 30, 2006
41.20
58.81
As of December 31, 2005
41.17
58.83
Business entities
Individual
Type of Customer
As of September 30, 2006
61.60
38.40
As of June 30, 2006
60.95
39.05
As of December 31, 2005
60.38
39.62
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of September 30, 2006
63.91
36.09
As of June 30, 2006
63.90
36.10
As of December 31, 2005
64.56
35.44
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September and June 2006, is depicted in the following:

The Bank's Consolidated Lending Portfolio
(including Accrued Interest Receivables)


As of September 30, 2006
Others 7.22 %
Agricultural & Mining 3.11 %
Housing Loans 11.44 %
Utilities & Services 9.96 %
Real Estate & Construction 6.49 %
Manufacturing & Commerce 61.78 %
As of June 30, 2006
Others 7.52 %
Agricultural & Mining 3.02 %
Housing Loans 11.51 %
Utilities & Services 10.11 %
Real Estate & Construction 6.58 %
Manufacturing & Commerce 61.27 %

The Bank reviews loan portfolios on a monthly basis for growth and quality compared to those of competitors and the Bank's past performance. The focus is on matters such as industry concentration, the current situation in each industry, credit exposure by product type and customer group, collateral and geographic spread. In addition, we closely monitor and evaluate the effects of changing economic conditions, such as oil price movements, inflation and high interest rates, along with certain events – including the flooding and ongoing calamity in the deep South – that may impact our credit quality. Extra attention has also been placed on credit extension in industries that are highly sensitive to such changes in economic conditions.

- **Non-performing Loans**

As of September 30, 2006, the Bank's consolidated NPLs stood at Baht 53,310 million, equal to 8.11 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 42,460 million, accounting for 6.52 percent of the total outstanding credit, including that of financial institutions. These NPL figures had dropped from the level at the end of June 2006, as shown in the table below.

Non-performing Loans

(Units: Million Baht)

Quarter Ending	Sep 30, 2006	Jun 30, 2006
The Bank's consolidated NPLs	53,310	54,038
Percent of total outstanding credit, including that of financial institutions	8.11	8.45
The Bank's NPLs	42,460	42,493
Percent of total outstanding credit, including that of financial institutions	6.52	6.70

In the third quarter of 2006, the Bank and its AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 24,189 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 21,473 million. The details of debt restructuring and losses from debt restructuring as of the end of September 2006 and the end of June 2006 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Quarter Ending	Sep 30, 2006	Jun 30, 2006
Debt restructuring of the Bank and its AMC	24,189	17,378
Losses from debt restructuring	2,873	1,008
Debt restructuring of the Bank	21,473	14,962
Losses from debt restructuring	2,592	789

- **Allowance for Doubtful Accounts**

As of September 30, 2006, the Bank's consolidated allowances for doubtful accounts totaled Baht 36,263 million. This amount was equivalent to 150.27 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the

amount stood at Baht 29,314 million, which was equivalent to 151.97 percent of the level required by the BOT.

- **Foreclosed Properties**

As of September 30, 2006, the Bank's consolidated foreclosed properties had a cost value of Baht 19,585 million, accounting for 2.16 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 14,218 million, accounting for 1.56 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,816 million, accounting for 14.38 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties totaled Baht 2,385 million, accounting for 16.77 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of September and June 2006, are shown below.

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Sep 30, 2006	Jun 30, 2006
Consolidated foreclosed properties	19,585	19,971
Percent of total assets	2.16	2.36
Allowances for impairment of consolidated foreclosed properties	2,816	2,763
Percent of consolidated foreclosed properties	14.38	13.84
Bank-only foreclosed properties	14,218	14,580
Percent of total assets	1.56	1.73
Allowances for impairment of Bank-only foreclosed properties	2,385	2,336
Percent of Bank-only foreclosed properties	16.77	16.02

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of September 30, 2006, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 50,987 million, or 68.94 percent of the total initial unpaid principal balance, with an expected recovery rate of 51.00 percent. For Ploy AMC, all its assets were transferred to the Bank and Phethai AMC on March 15, 2005, making Ploy AMC's cumulative loans resolved/restructured equal to zero at the end of September 2006. The details of NPL resolving and/or restructuring over the past five quarters are shown in the table below.

MW

Loans Resolved/ Restructured at Phethai Asset Management Company Limited and Ploy Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	50,987	49,910	48,786	49,269	47,971
Percent of the total initial unpaid principal balance	68.94	67.43	65.92	66.57	64.81
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*

Note: * On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equal to zero from the end of the first quarter onward. In the meantime, Ploy AMC is being liquidated.

4.2 Market and Liquidity Risk Management

As interest rates have likely reached their peak, the Bank, in order to reduce volatility in net interest income and minimize any adverse impacts on performance, is preparing to adjust our loan and deposit structures to be ready for the coming downward trend in interest rates.

In managing liquidity risk, the Bank has continued to issue short-term debentures with a total outstanding amount complying with approvals given by shareholders' meetings. Our goal is to promote a better-balanced structure of funding sources, as well as to provide more alternatives in investments to the Bank's customers. At the same time, the Bank has prepared our internal operations per the Bank of Thailand's directive issued in the third quarter of 2006, allowing commercial banks to offer bills of exchange to all types of customers, which results in greater flexibility and financing alternatives for banks. The Bank is also preparing for a change in the system's liquidity management practices, due to the BOT's move to close down the central bank's repurchase market in early 2007 and replace it with a private repo market. Although the BOT's main objective is to increase efficiency in conducting monetary policy, the termination of such a major channel for funding will unavoidably affect most banks with regard to day-to-day liquidity management, thus prompting our preparations.

4.3 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as forms of credit facilities that require submission of collateral. Regarding risk controls in this area, the Bank uses the same criteria as those used in the Bank's normal credit approval processes. At the end of the third quarter of 2006, the Bank's contingent obligations totaled Baht 72,741 million, compared to Baht 72,753 million at the end of the second quarter of 2006.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as a tool for managing risks from fluctuations in exchange rates, interest rates and securities prices. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. At the end of the third quarter of 2006, the Bank had foreign exchange contracts on the purchase side of Baht 176,213 million, with Baht 283,930 million on the sales side, compared to Baht 174,690 million and 275,831 million, respectively, at the end of the second quarter of 2006. In addition, the Bank had interest rate contracts on the purchase side of Baht 209,941 million, and Baht 198,566 million on the sales side, compared to Baht 194,668 million and 192,578 million, respectively, at the end of the second quarter of 2006.

- **Risks Related to Capital Adequacy**

As of September 30, 2006, the Bank's capital adequacy ratio, including risk assets of Phethai AMC, was at 16.09 percent, which is significantly above the BOT minimum requirement of 8.50 percent. Despite our strong belief that this current capital level is fairly sufficient to absorb possible impacts from changes in the economic environment, the Bank continues to monitor capital closely.

5. Operations of Supportive Businesses

❑ **Building an Effective, Performance-Based Organization**

The Bank has pursued ongoing strategic policies regarding the management of human resources, personnel development and employee relations, to include provision of a good benefits package and work toward increased efficiency. This has resulted in the Bank being honored by the award of the 'Outstanding Establishment in the Year of 2006 for Achievement in Labour Relations and Welfare', presented by the Thai Ministry of Labour. The award from the Ministry takes particular note of relations between employer and employees that exhibit fairness and equitability, as well as adhered to sound standards in company benefits and privileges provided to staff. The Bank was also found to have shown exemplary cooperation, appropriate dialogue, and exchange of information with the workforce, resulting in higher efficiency in our overall business performance. The Bank remains the only commercial bank classified as a large corporate entity in Thailand to have received this award, and has done so for the second straight year.

❑ **IT Outsourcing**

In the third quarter of 2006, the Bank, in cooperation with IBM Thailand Ltd., furthered development of the Bank's numerous IT resources in continuation from the first half of the year, especially with work on the Bank's Disaster Recovery Plan. System design and testing of backup computing equipment in standby to the Bank's mainframes have proven the ability of the standby resources to handle the transaction and operational workload of the Bank, including online transactions and batch processing for branches, ATMs and credit cards.

Aside from this, the capacity of the ATM processing system has been expanded through tuning end-to-end between tandem computers and the mainframes, which results in faster processing of ATM transactions, especially during peak demand periods such as the end of the month. Also during the third quarter, the internal network capacity was expanded to provide service to additional new branches as they open, along with a greater number of ATM terminals. As for internal communications systems, older servers have been replaced with newer units; and the software for branches to communicate with, and access information at, headquarters has been upgraded. All of these efforts have resulted in the IT platform's increasing ability to handle a larger volume of operations via the Lotus Notes system, allowing much better access for staff working at locations outside headquarters.

TMW

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of September 30, 2006, are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For the First 9 Months of 2006 Operating Performance* (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Asset Management	800,000,000	799,999,993	99.99	Ordinary	104,006,092
2. PLOY ASSET MANAGEMENT CO., LTD.** Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Asset Management	500,000,000	499,999,993	99.99	Ordinary	344,864
Investment in Subsidiary Companies under KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	2,128,233
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,267	99.99	Ordinary	247,160,203
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	(62,364,567)
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Lending Services	1,600,000	1,599,994	99.99	Ordinary	58,615,846
5. KASIKORN LEASING CO.,LTD. Tel 0-2696-9900 Fax. 0-2696-9977	Bangkok	Lending Services	90,000,000	89,999,994	99.99	Ordinary	(179,292,815)
Investment in Selected Suppliers* **							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	32,102,500
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	2,545,870
3. PROGRESS LAND AND BUILDINGS CO., LTD. Tel. 0-2225-9435 Fax. 0-2273-3883	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	(2,389,894)

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For the First 9 Months of 2006 Operating Performance* (Baht)
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	4,238,360
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-2005 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	5,003,022
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	24,662,917
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	5,450,458
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	8,503,503
9. PROGRESS HR CO.,LTD. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	6,542,592
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2867-5311 Fax. 0-2470-5455	Bangkok	Services	40,000	39,993	99.98	Ordinary	1,179,848
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	961,053
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	62,165,578
2. N.C.ASSOCIATE CO.,LTD. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(412,421)
4. PROGRESS INFORMATION CO.,LTD. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	896,813
5. M GRAND HOTEL CO.,LTD. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Ploy AMC is being liquidated.
*** Selected Suppliers are the Bank's subsidiary companies that cooperate with and/or support the Bank's business operations.

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